CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In millions of U.S. dollar (“US$”))

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Pampa Energía Sociedad Anónima (Pampa Energía S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Pampa Energía Sociedad Anónima (Pampa Energía S.A.) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Exhibit 99.2. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting,

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG – Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The Impact of Proved Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As described in Notes 7, 11.1 and 11.2 to the consolidated financial statements, as of December 31, 2025, the Company’s consolidated net book value of property, plant and equipment balance of the oil and gas segment was US$ 1,896 million, the goodwill balance allocated to the oil and gas segment was US$ 35 million, and depreciation expense for the year ended December 31, 2025 was US$ 276 million. As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. The estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

The principal considerations for our determination that performing procedures relating to the impact of estimates of proved oil and gas reserves on oil and gas segment property, plant and equipment and allocated goodwill are a critical audit matter are the significant judgment by management, including the use of specialists when developing the estimates of oil and gas reserves, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates related to future production profiles, development costs and prices.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimates of oil and gas reserves. These procedures also included, among others, evaluating the methods and significant assumptions used by management in developing these estimates related to future production profiles, development costs and prices. The work of management’s engaged specialist was used in performing the procedures to evaluate the reasonableness of these estimates of proved oil and gas reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were understood, as well as their methods and assumptions. The procedures performed also included tests of the data used by the Company’s engaged specialists and an evaluation of their findings. Evaluating the significant assumptions relating to the estimates of proved oil and gas reserves also involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit. The procedures performed also included testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and gas segment.

Impairment of Non-Financial Long-Lived Assets Related to the Generation Segment

As described in Note 7 to the consolidated financial statements, as of December 31, 2025, the Company’s consolidated property, plant and equipment balance of the generation segment was US$ 1,370 million. According to Notes 4.8, 6.1.1. and 11.1.1, as of December 31, 2025, there were impairment / reversal of impairment indicators in the generation segment. Management analyzes the recoverability of its non-financial long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable or a reversal of a previous impairment is possible. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management used value in use to determine the recoverable amount. The value in use is determined based on the present value of future net cash flows expected to be derived from the cash generating units (“CGU”), using discount rates that consider the business segment and the country conditions where the operations are performed. Management’s assessment of the existence of impairment indicators and cash flow projections included key judgments and assumptions relating to spot remuneration price evolution under SE Resolution N° 400/25, energy dispatch projections, costs evolution considering fuel self-supply, and the discount rate. During the year ended December 31, 2025, the Company recorded a reversal of impairment losses recorded in previous years in the amount of US$ 55.6 million at the Central Térmica Piedra Buena thermal power plant CGU.

The principal considerations for our determination that performing procedures relating to the impairment of non-financial long-lived assets related to the generation segment is a critical audit matter are the significant judgment by management when evaluating the existence of impairment / reversal of impairment indicators and when developing the recoverable value measurement of the non-financial long-lived assets. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assessment of impairment indicators and cash flow projections and key assumptions related to spot remuneration price evolution under SE Resolution N° 400/25, energy dispatch projections, costs evolution considering fuel self-supply, and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s non-financial long-lived assets. These procedures also included, among others, evaluating the determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto; evaluating the reasonableness of management’s assessment over the existence of impairment / reversal of impairment indicators; testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the key assumptions used by management related to spot remuneration price evolution under SE Resolution N° 400/25, energy dispatch projections, costs evolution considering fuel self-supply, and the discount rate. Evaluating management’s assumptions involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate. The procedures performed also included evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

/s/ PRICE WATERHOUSE & CO. S.R.L.

/s/ Carlos Martin Barbafina (Partner)

Autonomous City of Buenos Aires, Argentina, March 2, 2026

We have served as the Company’s auditor since 2006

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
ARCA	Revenue Collection and Customs Control Agency
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNG	Compressed Natural Gas
CNV	National Securities Commission of Argentina
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White power plant
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar power plant

1

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
EISA	Energía e Inversiones S.A.
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	National Regulator of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
ENRGE	National Regulatory Authority of Gas and Electricity
FLNG	Floating Liquefied Natural Gas
FNEE	National Electric Energy Fund
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
GU300	Large users with demand greater than 300 Kw
GUDI	Distributors’ large users
HB	Pumped Hydroelectric Power Plant
HI	Hydropower plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
HR	Renewable Hydroelectric
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICC	International Chamber of Commerce
ICSID	International International Centre for Settlement of Investment Disputes
IFRS	International Financial Reporting Standards
IPIM	Wholesale Domestic Price Index
INDEC	National Institute of Statistics and Censuses

2

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
KBBL/day	Thousands of barrels per day
LGS	Argentine Business Organizations Law
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
M3	Cubic meter
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MBTU	Million of BTU
MCI	Internal Combustion Engines
MECON	Ministry of Economy of Argentina
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MW	Megawatt
MWh	Megawatt – hour
MWhrp	Remunerated megawatt during capacity remuneration hours
NTC	National Tax Court
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PAIS tax	Tax for an Inclusive and Supportive Argentina
PB18	Pampa Bloque 18
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.A.
PEN	National Executive Branch
PEPE II	Pampa Energía II Wind Farm

3

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PESOSA	Pampa Energía Soluciones S.A.
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
RDA	Rincón de Aranda
RIGI	Incentive Regime for Large Investments
SACDE	Argentine Society of Construction and Strategic Development
SCEyM	Energy and Mining Coordination Secretary
SE	Secretary of Energy
SEC	Security and Exchange Commission
SESA	Southern Energy S.A.
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax

4

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

5

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2025, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2025	12.31.2024	12.31.2023

Revenue	8	1,998	1,876	1,732
Cost of sales	9	(1,369)	(1,279)	(1,107)
Gross profit		629	597	625

Selling expenses	10.1	(98)	(74)	(66)
Administrative expenses	10.2	(192)	(239)	(185)
Exploration expenses	10.3	-	(21)	(7)
Other operating income	10.4	100	175	177
Other operating expenses	10.4	(72)	(88)	(88)
Recovery of impairment (Impairment) of property, plant and equipment, intangible assets and inventories		15	(34)	(39)
Impairment of financial assets		(21)	(56)	-
Share of profit (loss) from associates and joint ventures	5.1.2	142	146	(2)
Profit from sale/acquisition of companies´ interest		-	34	9
Operating income		503	440	424

Financial income	10.5	45	32	5
Financial costs	10.5	(196)	(185)	(364)
Other financial results	10.5	230	211	558
Financial results, net		79	58	199
Profit before income tax		582	498	623
Income tax	10.6	(204)	121	(318)
Profit of the year		378	619	305

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		-	-	(5)
Income tax		-	-	2
Exchange differences on translation		(26)	123	(78)
Items that may be reclassified to profit or loss
Gain on cash flow hedges		46	-	-
Income tax		(16)	-	-
Exchange differences on translation		(25)	138	(97)
Other comprehensive income of the year		(21)	261	(178)
Total comprehensive income of the year		357	880	127

6

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2025, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2025	12.31.2024	12.31.2023
Total profit of the year attributable to:

Owners of the company		377	619	302
Non-controlling interest		1	-	3
		378	619	305

Total comprehensive income of the year attributable to:

Owners of the Company		356	880	124
Non-controlling interest		1	-	3
		357	880	127

Earnings per share attributable to equity holders of the Company
Total basic and diluted earning per share	13.2	0.28	0.46	0.22

The accompanying notes are an integral part of these Consolidated Financial Statements.

7

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2025 and 2024

(In millions of US$ – unless otherwise stated)

	Note	12.31.2025	12.31.2024
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	3,303	2,607
Intangible assets	11.2	89	95
Right-of-use assets	19.1.1	36	11
Deferred tax asset	11.3	43	157
Investments in associates and joint ventures	5.1.2	1,059	993
Financial assets at fair value through profit and loss	12.2	33	27
Trade and other receivables	12.3	43	75
Total non-current assets		4,606	3,965

CURRENT ASSETS
Inventories	11.4	231	223
Financial assets at amortized cost	12.1	-	80
Financial assets at fair value through profit and loss	12.2	366	850
Derivative financial instruments		52	1
Trade and other receivables	12.3	614	488
Cash and cash equivalents	12.4	725	738
Total current assets		1,988	2,380
Total assets		6,594	6,345

8

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2025 and 2024

(In millions of US$ – unless otherwise stated)

	Note	12.31.2025	12.31.2024
SHAREHOLDERS´ EQUITY
Share capital		36	36
Share capital adjustment		191	191
Share premium		516	516
Treasury shares adjustment		1	1
Treasury shares cost		(54)	(7)
Legal reserve		44	44
Voluntary reserve		2,399	1,657
Other reserves		(12)	(13)
Other comprehensive income		124	119
Retained earnings		351	742
Equity attributable to owners of the company		3,596	3,286
Non-controlling interest		9	9
Total equity		3,605	3,295

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	100	137
Income tax and minimum notional income tax provision	11.6	26	75
Deferred tax liability	11.3	56	49
Tax liabilities	11.7	212	-
Defined benefit plans	11.8	26	30
Borrowings	12.5	1,844	1,373
Trade and other payables	12.6	86	84
Total non-current liabilities		2,350	1,748

CURRENT LIABILITIES
Provisions	11.5	13	10
Income tax liability	11.6	83	257
Tax liabilities	11.7	56	30
Defined benefit plans	11.8	6	7
Salaries and social security payable	11.9	36	39
Borrowings	12.5	48	706
Trade and other payables	12.6	397	253
Total current liabilities		639	1,302
Total liabilities		2,989	3,050
Total liabilities and equity		6,594	6,345

The accompanying notes are an integral part of these Consolidated Financial Statements.

9

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2025, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Equity holders of the company					Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income (loss)	Unappropiated retained earnings	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2022	36	191	516	1	(23)	45	968	(15)	81	477	2,277	7	2,284
Voluntary reserve constitution	-	-	-	-	-	-	478	-	-	(478)	-	-	-
Capital reduction	-	-	-	-	16	-	(13)	-	-	-	3	-	3
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Profit of the year	-	-	-	-	-	-	-	-	-	302	302	3	305
Other comprehensive loss of the year	-	-	-	-	-	-	-	-	(100)	(78)	(178)	-	(178)
Balance as of December 31, 2023	36	191	516	1	(7)	45	1,433	(15)	(19)	223	2,404	9	2,413
Voluntary reserve constitution	-	-	-	-	-	(1)	224	-	-	(223)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	2	-	-	2	-	2
Profit of the year	-	-	-	-	-	-	-	-	-	619	619	-	619
Other comprehensive income of the year	-	-	-	-	-	-	-	-	138	123	261	-	261
Balance as of December 31, 2024	36	191	516	1	(7)	44	1,657	(13)	119	742	3,286	9	3,295
Voluntary reserve constitution	-	-	-	-	-	-	742	-	-	(742)	-	-	-
Treasury shares acquisition	-	-	-	-	(47)	-	-	-	-	-	(47)	-	(47)
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Stock compensation plans	-	-	-	-	-	-	-	1	-	-	1	-	1
Profit of the year	-	-	-	-	-	-	-	-	-	377	377	1	378
Other comprehensive income of the year	-	-	-	-	-	-	-	-	5	(26)	(21)	-	(21)
Balance as of December 31, 2025	36	191	516	1	(54)	44	2,399	(12)	124	351	3,596	9	3,605

The accompanying notes are an integral part of these Consolidated Financial Statements.

10

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2025, 2024 and 2023

(In millions of US$ – unless otherwise stated)

	Note	12.31.2025	12.31.2024	12.31.2023
Cash flows from operating activities:
Profit of the year		378	619	305
Adjustments to reconcile net profit to cash flows from operating activities	14.1	418	152	406
Changes in operating assets and liabilities	14.2	(18)	(336)	(136)
Net cash generated by operating activities		778	435	575
Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(993)	(447)	(758)
Collection for sales (Payment for purchases) of public securities and shares, net		592	(5)	130
Recovery (Suscription) of mutual funds, net		3	(10)	96
Capital integration in companies		(44)	-	-
Payment for companies´acquisitions		(1)	(48)	(1)
Collection for equity interests in companies sales		1	39	72
Collection for joint ventures´ share repurchase		-	37	-
Collections for property, plant and equipment sales		-	-	1
Collections for intangible assets sales		9	-	20
Dividends collection		25	9	-
Collection for equity interests in areas sales		7	9	-
Cash addition for purchase of subsidiary		-	71	-
Collection (Payment) of loans		-	1	(6)
Net cash used in investing activities		(401)	(344)	(446)

Cash flows from financing activities:
Proceeds from borrowings	12.5	986	1,174	424
Payment of borrowings		(306)	(236)	(191)
Payment of borrowings interests	12.5	(161)	(145)	(280)
Repurchase and redemption of corporate bonds	12.5	(837)	(313)	(6)
Dividends payment		(1)	-	(1)
Payment for treasury shares acquisition		(47)	-	-
Payments of leases		(24)	(4)	(3)
Net cash (used in) generated by financing activities		(390)	476	(57)
(Decrease) Increase in cash and cash equivalents		(13)	567	72

Cash and cash equivalents at the beginning of the year	12.4	738	171	106
Exchange difference generated by cash and cash equivalents		-	-	(7)
(Decrease) Increase in cash and cash equivalents		(13)	567	72
Cash and cash equivalents at the end of the year	12.4	725	738	171

The accompanying notes are an integral part of these Consolidated Financial Statements.

11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025, 2024 and 2023

(In millions of US$ – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company’s principal executive office is located in Maipú 1, Autonomous City of Buenos Aires in Argentina, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level of 12.4 million m3/day of natural gas and 11.7 thousand boe/day of oil (including the production from El Tordillo, La Tapera and Puesto Quiroga areas until its assignment in October 2025) and maintaining 9 productive areas and 2 exploratory areas in Argentina as of December 31, 2025. Its main production blocks are located in the Province of Neuquén. Additionally, the Company participates in SESA, an entity dedicated to natural gas liquefaction.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of December 31, 2025, which represents approximately 12% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 86% and 98%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,445 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the Company participates in VMOS, an entity that will operate an oil pipeline connecting Vaca Muerta with an offshore export port. Finally, the segment includes advisory services provided to related companies.

12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

The Argentine economy recorded a 5.2% accumulated increase and a 2.6% accumulated decrease in the Gross Domestic Product as of the third quarter of 2025 and 2024, respectively, a 31.5% and 117.8% cumulative inflation considering the CPI and a 41% and 27.7% depreciation of the peso against the U.S. dollar, according to the BNA exchange rate, for fiscal years 2025 and 2024, respectively.

Under the economic stabilization plan, the Government maintained a primary fiscal surplus and implemented a series of measures to ease the exchange rate regime and strengthen the monetary system, aimed at reducing inflation and boosting economic activity. In 2025, the Argentine economy showed a strong recovery in the first semester of the year, followed by a slowdown in activity in the second semester.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements and it is not possible to foresee the macroeconomic and financial situation of Argentina or the international context’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s Consolidated Financial Statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

On May 30, 2025, through Executive Order No. 370/25, the Federal Government extended the national emergency for the electricity generation, transmission and distribution, and the natural gas transportation and distribution segments through July 9, 2026.

On July 7, 2025, through Executive Orders No. 450/25 and No. 452/25, amendments were introduced to Laws No. 15,336 and No. 24,065, and the ENRGE was created to replace and unify ENARGAS and ENRE, respectively, in accordance with the guidelines set forth in the Bases Law (Law No. 27,742). As of the date of issuance of these Consolidated Financial Statements, this entity has not yet been effectively implemented.

Executive Order No. 450/25 establishes a 24-month transition period during which the SE must issue the regulations required, among other matters, to develop a competitive hydrocarbons market through the free contracting of fuel, and to establish the transfer mechanisms for contracts entered into by CAMMESA for the WEM’s supply and demand sides. In addition, the SE is authorized to approve the execution of expansions of the transmission system within an existing concession, subject to prior consultation with CAMMESA, which may be financed with resources from the FNEE. Alternatively, network expansions may be carried out by private initiative and at the risk of the party executing them, with priority rights over the use of transmission capacity and the possibility of assigning it to third parties.

13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

Within this framework, on September 26, 2025, SE Resolution No. 379/25 approved the “Energy Demand Management Program” to mitigate reserve shortfalls in the WEM or the distribution network through user demand management to be called by CAMMESA in line with seasonal programming. Successful tenders submitted by adhering large users will be remunerated with a fixed charge of US$ 1,000/MW-month, plus a variable charge and an additional incentive charge linked to commitment compliance. Failure to comply with CAMMESA’s requirements will result in a penalty equivalent to three times the fixed charge.

Similarly, on October 21, 2025, SE Resolution No. 400/25 established the “Rules for the Normalization of the WEM and its Progressive Adaptation”, which have been in effect since November 1, 2025. These rules introduce a new framework aimed at fostering competition among generators, promoting direct contracting of demand, and advancing toward a decentralized fuel supply scheme. It is worth highlighting that the implementation of certain changes requires additional regulation.

Regarding distributor demand, a new category of users subject to seasonal prices is established: the seasonalized demand (excluding large distribution company users, or “GUDI”). For this category, the distributor must maintain a minimum coverage of 75% of such demand. Seasonalized demand will be supplied through the assigned generation, with first priority given to the residential sector.

Additionally, the pricing regime for spot demand and the seasonal pricing for distributor demand have been modified. GUDI are allocated the seasonal spot energy costs and may opt to become WEM large users subject to a minimum one-year term of permanence, or to contract energy and power capacity with one or more generators through distributors.

Regarding services provided by generators in the WEM, new base and additional reliability reserve services are contemplated.

In addition, a mechanism is envisaged to transfer the costs of forced generation to the relevant jurisdiction until the additional costs incurred are properly allocated.

Finally, it is provided that any new WEM demand outside the scope of a distributor’s concession connected to the transmission system and representing a relative increase exceeding at least 0.5% of the WEM’s average demand must submit, together with its request for access to the WEM and the transmission capacity, a supply plan ensuring: i) at least 80% of new energy production; and ii) sufficient physical capacity backup to cover 80% of its consumption.

The main regulations applicable to the Company’s activities are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1 Oil and gas

2.1.1 Argentine Hydrocarbons Law

Laws No. 27,007 and 27,742, enacted in 2014 and 2024 respectively, amended Hydrocarbons Law No. 17,319, enacted in 1967, establishing the general principles for the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects are as follows:

-	It empowers the Federal Government or the Provinces to grant exploration and exploitation permits and concessions to the private sector.
-	It establishes the terms for exploration permits: (i) conventional: term of 2 periods of up to 3 years each, plus 1 optional extension for up to 5 years; (ii) unconventional: term of 2 periods of 4 years each, plus 1 optional extension for up to 5 years; and (iii) on the continental shelf and in the territorial sea: term of 2 periods of 3 years each with the possibility of increasing by 1 year each.
-	It sets the terms for exploitation concessions: (i) conventional: 25 years; (ii) unconventional: 35 years; and (iii) on the continental shelf and in the territorial sea: 30 years.
-	It establishes that transportation concessions will be granted for the same term as the originating exploitation concession.
-	It empowers the Federal Government or the Provinces to grant authorizations for hydrocarbon processing, conditioning or separation and natural gas liquefaction, not necessarily linked to an exploitation concession.
-	It empowers the Federal Government to grant authorizations for underground storage of natural gas in natural reservoirs of depleted hydrocarbons.
-	This legislation sets the values of the exploration and exploitation canons payable at each stage by reference to the average price per oil barrel, adjustable annually based on the Brent quotation, and empowers the enforcement authority to establish the payment of extension and exploitation bonds.
-	It sets royalties at 12%, payable monthly to the grantor, on the proceeds from liquid hydrocarbons extracted at wellhead and on natural gas production, and establishes a 15% base royalty rate for new awards.
-	It establishes the setting of commercialization prices in the domestic market without the PEN’s intervention and the free international trade of hydrocarbons, in the absence of an objection by the SE.
-	It restricts the Federal Government and the Provinces from reserving new blocks in favor of public or mixed companies or entities.

15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.2 Gas Market

2.1.2.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

Executive Order No. 892/20 approved the Argentine Natural Gas Production Promotion Program (“GasAr Plan”) to promote the development of the Argentine gas industry based on a call for tenders mechanism. Within this framework, the national public call for tenders for the 2020–2024 GasAr Plan was launched, involving the execution of individual contracts among gas producers, distribution companies and CAMMESA, with the Federal Government taking on responsibility for paying directly to producers, on a monthly basis, the difference between the tendered price and the price under the tariff scheme through a price supplement.

The Company was awarded: (i) Round 1: a base volume of 4.9 million m³/day of natural gas at an annual average price of US$ 3.60 per MBTU for the 2021–2024 period, and an additional 1 million m³/day volume at a price of US$ 4.68 per MBTU during the winter period; (ii) Round 2: volumes of 0.70 million m³/day, 0.90 million m³/day and 1 million m³/day for the months of June, July and August–September 2021, respectively, and 0.86 million m³/day to supply the 2022–2024 winter peak period, at a price of US$ 4.68 per MBTU; and (iii) Round 3: a volume of 2 million m³/day at a price of US$ 3.347 per MBTU for the 2022–2024 period.

Subsequently, Executive Order No. 730/22 established the 2023 – 2028 Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Domestic Self-Sufficiency, Exports, Import Substitution and Expansion of the Transportation System for All Hydrocarbon Basins in the Country (the “Reinsurance Plan”) with the following main objectives: (i) consolidating a 70 million m³/day flat block (awarded under GasAr Plan’s Rounds 1 and 3), excluding winter peaks; and (ii) developing demand for incremental volumes that may be evacuated using the new transportation capacity following the construction of the Perito Francisco Pascasio Moreno Gas Pipeline.

The Company was awarded: (i) Round 4.1: the extension of the commitments under the GasAr Plan - Rounds 1 and 3 until 2028, maintaining the originally tendered prices; and (ii) Round 4.2: 4.8 million m³/day of demand associated with flat gas at a price of US$ 3.485 per MBTU from July 2023 to December 2028.

The awards granted to the Company and the executed contracts represented a 13.8 million m³/day commitment under the Reinsurance Plan for fiscal years 2025 and 2024.

Lastly, in Round 5.2, the Company, together with all partners of the Aguaragüe Joint Operation, was awarded an incremental 400,000 m³/day volume to be sold to ENARSA at a price of US$ 9.8 per MBTU from October 2023 to December 2026, and US$ 6 per MBTU from January 2027 to December 2028. The Company holds a 15% stake in this Joint Operation.

2.1.2.2 Withdrawal of Volumes from the GasAr Plan

Through SE Resolution No. 501/25, complementary guidelines were established for producers holding contracts with CAMMESA and/or ENARSA to withdraw volumes under the GasAr Plan pursuant to SE Resolution No. 400/25.

16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On December 12, 2025, the Company, in its capacity as owner of thermal generation units in the WEM and pursuant to SE Resolution No. 501/25, requested CAMMESA to assign in its favor GasAr Plan agreements for volumes of up to 4.9 million m³/day. On December 30, 2025, CAMMESA granted its consent to the assignment of the contractual position requested by the Company.

2.1.2.3 Assignment of Contracts with ENARSA

In late December 2025, SE Resolution No. 606/25 was issued, introducing adjustments to the GasAr Plan applicable to adhering producers.

Adhering producers are required to accept the assignment of contracts with ENARSA to distributors and CAMMESA, through a procedure to be determined together with ENARSA, and with access to the following benefits: (i) an increase in the provisional payment percentage (GasAr Plan compensation paid by the Government) from 85% to 90%, based on the affidavit submitted by each producer; (ii) a reduction in the injection commitment along the production curve; and (iii) the discontinuation of the quarterly investment plan progress reporting regime.

The opt-in procedure is carried out through the submission of a notice to the SE within 45 administrative business days from notification of the Resolution, and distributors must opt in within the same period. ENARGAS will oversee the assignment process and the allocation of volumes.

2.1.2.4 Natural gas for the residential segment and CNG

During 2025, the SE issued monthly resolutions establishing the update of the PIST price to be passed on to end users, pursuant to the agreements entered into under the GasAr Plan, for gas consumption made from January to December 2025 and on the tariff schemes published by ENARGAS´ effective date.

It is worth highlighting that the PIST value updates increase the amount collectable by the Company directly from distributors, decreasing the price compensation payable by the Federal Government under the GasAr Plan.

2.1.2.5 Acquisition of Natural Gas for Generation

SE Resolution No. 21/25, dated January 28, 2025, established that generators remunerated under the spot scheme may manage their own fuel. In the same sense, SE Resolution No. 400/25, effective as from November 1, 2025, modifies fuel management for power generation and the recognition of related costs, promoting generators’ self-supply. CAMMESA will remain as the supplier of last resort until 2029, when fuel management will become the generators’ exclusive responsibility, and the centralized scheme managed by CAMMESA will be fully discontinued.

2.1.2.6 Natural Gas and Liquefied Natural Gas Exports

(i) Natural Gas

Current regulations establish a procedure to authorize natural gas exports delimiting four export zones: the Neuquina Basin and the Austral Basin, with summer quotas, and the Noroeste Basin and other zones, with no quota definition.

17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The distribution of firm summer quotas among producers is made considering (i) the share of the producer’s volume in the basin’s total volume, and (ii) the highest discount in the weighted-average price discount per volume against the basin’s incremental volume.

An export quota was allocated for the 2025 summer periods (January–April and October–December) of 9 million m³/day for the Neuquina Basin and 2 million m³/day for the Austral Basin, with a minimum price equal to the simple average of Brent crude quotations for the first fifteen days of the month prior to delivery, multiplied by 5.5%. The Company was allocated an 892,589 m³/day volume for the 2025 summer period.

In addition, the SE established the export quotas for the 2025 winter period (May–September), totaling 7 million m³/day. In line with its participation in the GasAr Plan, the Company was allocated a volume of 694,236 m³/day for the 2025 winter period.

For 2026, an export quota of 7.7 million m³/day for the Neuquina Basin and 2 million m³/day for the Austral Basin was allocated for the summer periods (January–April and October–December), while for the winter period (May–September) 7.4 million m³/day was allocated for the Neuquina Basin.

For the Neuquina Basin, in both periods, the minimum price is equal to the average awarded price under all GasAr Plan rounds for the basin multiplied by the applicable seasonal adjustment factor.

The Company was allocated the following volumes:

-	1,195,267 m³/day for the January–March 2026 period.
-	1,215,267 m³/day for April 2026.
-	989,809 m³/day for the May–August 2026 period.
-	1,048,088 m³/day for September 2026.
-	1,228,600 m³/day for the October–December 2026 period.

It is worth highlighting that, as of the date of issuance of these Consolidated Financial Statements, there is an 8% tax on natural gas exports in effect.

(ii) Liquefied Natural Gas (LNG)

SE Resolution No. 145/25 approved the procedure for exporting LNG, establishing that a firm LNG export authorization will be granted for a term of up to 30 years from the commissioning of the liquefaction plant or its expansions. This authorization grants its holders the right to export the authorized volumes without interruptions, restrictions or redirection during its term.

2.1.2.7 Compensation for Natural Gas Consumption Subsidies

ENARGAS Resolution No. 125/25 restructures the compensation system for natural gas consumption subsidies applicable to natural gas distribution companies, modifying the recipient of such compensation. The new mechanism, effective as from February 1, 2025, provides that compensation will be received directly by natural gas producers and deducted from the producers’ invoicing to distributors.

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.1.3 Oil market

2.1.3.1 Crude oil price

As of December 31, 2025, there is no reference price for the sale of crude oil in the domestic market. As with natural gas exports, there is an 8% export duty on crude oil.

2.2 Generation

2.2.1 Generation units

Generation units are remunerated under: i) sales contracts with large users within the MAT and supply agreements with CAMMESA and ii) sales to the spot market. The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation as of December 31, 2025:

Generator	Generating unit	Tecnology	Fuel	Power	Applicable regime
CTG	GUEMTG01	TG	Gas	100 MW	Resolution No. 400/25 (*)
CTG	GUEMTV11	TV	Gas	63 MW	Resolution No. 400/25
CTG	GUEMTV12	TV	Gas	63 MW	Resolution No. 400/25
CTG	GUEMTV13	TV	Gas	135 MW	Resolution No. 400/25
Piquirenda	PIQIDI 01-10	MCI	Gas	30 MW	Resolution No. 400/25
CPB	BBLATV29	TV	Dual	310 MW	Resolution No. 400/25
CPB	BBLATV30	TV	Dual	310 MW	Resolution No. 400/25
CT Ing. White	BBLMD01-06	MCI	Dual	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	Gas	555 MW	Resolution No. 400/25
CTLL	LDLATG04	TG	Gas	105 MW	Res. No. 220/07 (75%)
CTLL	LDLATG05	TG	Gas	105 MW	Resolution No. 400/25
CTLL	LDLMDI01	MCI	Gas	15 MW	Resolution No. 400/25
CTGEBA	GEBATG01/TG02/TV01	CC	Gas	685 MW	Resolution No. 400/25
CTGEBA	GEBATG03	TG	Gas	169 MW	Resolution No. 400/25 (*)
CTGEBA	GEBATG03/TG04/TV02	CC	Gas	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	Vapor	14 MW	Resolution No. 400/25 (*)
CT Parque Pilar	PILBD01-06	MCI	Dual	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	Dual	569 MW	Resolution No. 400/25
CTB	EBARTV01	TV	Dual	279 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	-	150 MW	Resolution No. 602/25
HIDISA	EL TIGRE	HR	-	14 MW	Resolution No. 602/25
HIDISA	LOS REYUNOS	HB	-	224 MW	Resolution No. 602/25
HINISA	NIHUIL I - II - III	HI	-	265 MW	Resolution No. 400/25
HPPL	PPLEHI	HI	-	285 MW	Resolution No. 602/25
PEPE II	PAMEEO	Wind	-	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	-	53 MW	MATER Res. No. 281/17
PEPE IV	PEP3EO - PE32EO	Wind	-	81 MW	MATER Res. No. 281/17
PE Arauco - PEPE V	AR21EO	Wind	-	100 MW	Renovar
PEPE VI	PEP6EO	Wind	-	140 MW	MATER Res. No. 281/17

(*) Additionally, it markets capacity and energy under residual Energy Plus contracts pursuant to Resolution No. 1,281/06.

19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2 Sales contracts with large users within the MAT and Supply agreements with CAMMESA

2.2.2.1 New MAT Regime

SE Resolution No. 400/25 modified the MAT as from November 1, 2025, promoting free contracting among agents and establishing two markets: MAT Power Capacity and MAT Energy.

Thermal and hydroelectric generation installed before January 1, 2025 may sell, under contracts, up to 100% of generated energy to distributors to cover unmet seasonalized demand, or up to 20% of generated energy to WEM large users or to distributors for GUDI. Starting in 2030, these generators may freely contract with any demand segment.

Thermal generation installed after January 1, 2025 with self-managed fuel supply or with additional firm gas transportation capacity may contract with any demand segment without limitations. Renewable-source generation maintains the MATER conditions. Storage projects may enter into contracts without restrictions.

2.2.2.2 Renewable Energy Term Market (“MATER” Regime)

SE Resolution No. 281/17 regulated the regime for large users and large demands by WEM distribution agents (covered by Section 9 of Law No. 27,191) to meet their renewable-source demand supply obligation through individual contracting under the MATER, under terms and conditions to be agreed between the parties.

Within the framework of this regulation, the Company, through its PEPE II, III, IV and VI wind farms, sells energy for a maximum of 327 MW. Additionally, during 2025, renewable energy from third-party generators was commercialized for a total volume of 1.25 MW.

2.2.2.3 Energy Plus Contracts

SE Resolution No. 1,281/06 set a specific regime for new generation capacity installed by certain agents, which enabled the execution of Energy Plus contracts in the MAT at prices negotiated with GU300.

In 2025, SE Resolution No. 21/25 limited the submission or renewal of Energy Plus contracts until October 31, 2025. As a result, the Energy Plus market will cease to be in force upon the expiration of the contracts submitted or renewed up to that date.

As of December 31, 2025, the Company, through its CTG, EcoEnergía and CTGEBA power plants, sells power capacity and energy under residual Energy Plus contracts, mainly denominated in U.S. dollars or, alternatively, adjusted based on CAMMESA price variations. The Company’s Energy Plus contracts will expire during 2026.

20

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.2.4 Supply Agreements with CAMMESA – Specific Regimes

Aiming to promote new generation capacity and/or combined-cycle closing projects at existing facilities, SE Resolutions No. 220/07, No. 21/16 and No. 287/17 authorized CAMMESA to enter into long-term power supply agreements with certain agents and/or awarded projects.

Under these regulations, the Company holds supply agreements with CAMMESA remunerating: (i) 79 MW from CTLL and 279 MW from the closed cycle of CTEB, owned by CTB, maturing in July 2026 and February 2033, respectively, under SE Resolution No. 220/07; (ii) 305 MW of power capacity and energy generated by CTLL, CTPP and CTIW thermal power plants, maturing between August and December 2027, under SE Resolution No. 21/16; and (iii) 400 MW of power capacity and energy generated by the CTGEBA thermal power plant, maturing in July 2035, under SE Resolution No. 287/17.

SE Resolution No. 501/25 introduced a fuel self-managed regime applicable to thermal units operating with gas assigned by producers under the GasAr Plan. However, this regime does not modify the centralized fuel management scheme applicable to the specific supply agreements executed under SE Resolutions No. 220/07, No. 21/16 and No. 287/17, which remain under CAMMESA’s administration pursuant to SE Resolution No. 21/25.

2.2.2.5 Renovar Programs

In order to meet the objectives set forth by Laws No. 26,190 and No. 27,191 promoting the use of renewable energy sources, the MEyM called for open rounds for the procurement, within the WEM, of electricity generated from renewable sources (Renovar Programs). For awarded projects, renewable electricity supply agreements were executed for the commercialization of an annual committed electricity block over a 20-year term.

The Company has a power supply agreement with CAMMESA in place for the PE Arauco for a total of 100 MW, maturing in March 2040.

21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.3 Remuneration at the spot market

2.2.3.1 New Spot Regime

Pursuant to SE Resolution No. 400/25, the remuneration scheme for generation in the spot market was modified as from November 1, 2025, making a distinction by energy source.

Generated energy is remunerated based on the variable production cost (“CVP”) and the adjusted marginal rent (“RMA”). The RMA reflects the hourly marginal cost (“CMgh”), adjusted, where applicable, by the loss factor (“FP”) corresponding to the relevant node and by an adapted rent factor (“FRA”), that is: RMA = (CMgh x FP – CVP) x FRA.

For thermal generation, a minimum rent scheme is established, equivalent to US$ 2/MWh and US$ 7/MWh for existing generation with a CVP below US$ 60/MWh, and a CVP equal to or exceeding US$ 60/MWh, respectively. The applicable adapted rent factors are as follows:

FRA	Installed generation
	2025 onwards	up to 2024
		With fuel self-management	with gas supplied by CAMMESA	with no fuel management (*)
2025 and 2026	1	15%	12%	0
2027		25%	15%
2028 onwards		35%	17.50%
	(*) CVP equivalent to regulated values.

22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

For hydroelectric and renewable generation, a minimum RMA of US$ 22/MWh and US$ 32/MWh, respectively, is established for units commissioned before January 1, 2025, with no minimum or maximum established for units commissioned after that date. Additionally, a CVP = 0 is assumed, and the following adapted rent factors are applied:

FRA	Commissioned generation
	2025 onwards	up to 2024
2025 and 2026	1	15%
2027		25%
2028 onwards		35%

Additionally, available capacity (“PPAD”) is remunerated based on 90 weekly hours at a rate of US$ 12/MWhrp, adjusted by a seasonal correction factor (“FCE”):

FCE	Thermal generation		Hydros	Renewable sources
	with fuel self-management
	natural gas	Alternative fuels
Winter / Summer	1.1	1.5	0.5	0
Remaining periods	0.9	1

For thermal generation without fuel self-management or supplied by CAMMESA, the following available capacity remuneration scheme applies:

PPAD	Thermal generation
	Dispatched	Non-dispatched
2026	100%	80%
2027		40%
2028 onwards		0%

Additionally, a base reliability reserve payment of US$ 1,000/MW-month is recognized, regardless of the fuel used or its management.

Under this new regime, the Company operates all thermal power plants not remunerated under specific regimes, as well as the HINISA hydroelectric power plant.

23

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.3.2 Prior Spot Regime

Up to October 31, 2025, spot generation was remunerated based on tariffs denominated in pesos, which were updated through the issuance of different resolutions. During 2025, SE Resolutions No. 603/24, No. 27/25, No. 113/25, No. 143/25, No. 177/25, No. 227/25, No. 280/25, No. 331/25, No. 356/25 and No. 381/25 updated spot generation remuneration values, providing for 4%, 4%, 1.5%, 1.5%, 2%, 1.5%, 1%, 0.4%, 0.5% and 0.5% increases, respectively, applicable to economic transactions from January through October 2025. The maximum WEM spot price for October 2025 amounted to $ 13,622/MWh.

This scheme established a minimum capacity remuneration and allowed generating agents to offer guaranteed availability commitments for quarterly periods: a) summer (December to February); b) winter (June to August); and c) “remaining periods” (March to May and September to November).

Guaranteed capacity remuneration for thermal generators with availability commitments under SE Resolution No. 381/25 amounted to $ 7,011,177/MW-month for the summer and winter periods, and $ 5,258,385/MW-month for the remaining periods of the year.

In the case of hydroelectric generators, base remuneration under SE Resolution No. 381/25 included the following scales and prices:

Technology / Scale	($ / MW- month)
Medium HI Capacity > 120 ≤ 300 MW	2,570,771
Small HI Capacity > 50 ≤ 120 MW	3,534,805
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,570,771
Renewable HI Capacity ≤ 50 MW	5,784,224

Lastly, the following remuneration levels were established for energy generated and operated under SE Resolution No. 381/25:

Remuneration	Thermal Power Plants ($ / MWh)	Hydroelectric Power Plants ($ / MWh)	Non-conventional source ($ / MWh)
Generated energy	Between 4,678 and 8,186	4,089	32,718
Operated energy	1,627	1,627	-

24

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

In the case of thermal generators, remuneration for generated energy depended on the type of fuel used.

Between November 2022 and October 2025, a differentiated remuneration scheme was established for energy generated during peak hours, applicable to thermal and hydroelectric generators, with a value of twice the prevailing remuneration for energy generated during peak hours (6:00 p.m. to 11:00 p.m.) on all days of the months of December, January, February, June, July and August, and of once such value for the same hours of the remaining months.

2.2.3.3 Remuneration for CC

SE Resolution No. 59/23 established a regime that enabled CC holders to enter into availability and efficiency improvement agreements with CAMMESA, with an availability commitment of 85% of net capacity for a maximum term of five years; a remuneration of US$ 2,000/MW-month for available capacity; U.S. dollar-denominated energy prices based on the fuel used (US$ 3.5/MWh for natural gas and US$ 6.1/MWh for fuel oil and gas oil), and where applicable, a 35% and 15% reduction in the remuneration collectable for guaranteed capacity in the spot market for the summer–winter and autumn–spring periods, respectively.

The Company entered into agreements with CAMMESA for its CTLL and CTGEBA power plants’ CC. In addition, CTB entered into an agreement with CAMMESA for its open-cycle GT units. The above-mentioned agreements contemplated a term from March 1, 2023 to February 29, 2028. However, on October 28, 2025, the Company and CTB withdrew from the scheme established under SE Resolution No. 59/23 and opted into the new spot regime, effective as from November 2025, thus, obligations assumed under Resolution SE No. 59/23 were suspended as long as the conditions set forth in Resolution SE No. 400/25 remain in force.

2.2.3.4 Additional, Complementary and Exceptional Remuneration for Thermal Generation

To promote the availability of thermal power plants during critical months and hours, SE Resolution No. 294/24, effective from December 2024 through March 2026, established an additional, complementary and exceptional remuneration that includes: (i) a US$ 2,000/MW-month remuneration for power capacity, adjusted by a criticality factor that takes into account the node where the generation unit is located, and the unit’s actual availability in the most critical hours, plus 50% of such remuneration for the power capacity exceeding that committed; and (ii) a remuneration for the energy generated during the most critical days and hours, also adjusted by the criticality factor, ranging from US$ 3.4/MWh to US$ 10.5/MWh depending on the fuel and the generation technology used. The resolution provides for a 12-month period scheme extension, subject to the submission of specific maintenance programs.

Under this regulation, the Company opted into the call and formalized availability agreements for the energy not committed under other regimes for its CPB, CTG, Piquirenda, CTLL, CTGEBA and Ecoenergía thermal power plants.

In January 2026, the SE approved the maintenance programs submitted by the power plants and granted the extension of the detailed remuneration for an additional 12-month period, through March 2027.

25

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.2.4 Remuneration for Assigned Generation

Assigned generation includes generation under effective WEM power supply agreements, Federal Government generation, thermal generation managed by ENARSA and hydroelectric generation under concessions granted by the Federal Government.

The remuneration for assigned generation continues to be based on the values established in the effective agreements and/or on specific regulations issued by the SE. For this reason, SE Resolutions No. 483/25 and No. 602/25, applicable to economic transactions as from November and December 2025, respectively, updated the values established under SE Resolution No. 381/25.

Under this regime, the Company operates the HIDISA and HPPL hydroelectric power plants until new Federal Government concession agreements are executed, with the following availability capacity prices for December 2025:

Technology / Scale	($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	2,963,070
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,963,070
Renewable HI Capacity ≤ 50 MW	8,745,746

Lastly, it establishes $ 4,317/MWh and $ 1,718/MWh remunerations for generated and operated energy, respectively, and maintains a differentiated remuneration scheme for energy generated during peak hours, at an amount equivalent to twice the prevailing remuneration for generated energy, applicable to peak hours (6:00 p.m. to 11:00 p.m.) on all days of the summer and winter months, and at an amount equivalent to once such value for the same hours in the remaining months of the year.

2.2.5 Fuel supply for thermal generators

Under the prior scheme, fuel supply for power generation was centralized by CAMMESA.

As from March 1, 2025, SE Resolution No. 21/25 authorized the recognition of fuel costs based on reference prices and the values declared and accepted in the Production Cost Statement, plus freight, natural gas transportation and distribution costs, and applicable taxes and fees.

In turn, Note SE NO-2025-35216647-APN-SE#MEC dated April 4, 2025, established guidelines for the gas dispatch priority scheme for thermal generation in the WEM. Tenders submitted by generators opting to self-manage their fuel supply are considered firm and, in the event of non-compliance, are subject to a Deliver-or-Pay penalty equivalent to 70% of the unavailable volume's reference price.

26

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

The new reference price equals 90% of the basin-weighted average natural gas price in the PIST, using Round 4.2’s prices for the Neuquina Basin and the Norte Basin, and Round 4.1’s prices for the Austral Basin.

Reference prices for liquid fuels are set for each generator based on international indicators, including a premium covering associated financial and logistics costs. Prices for liquid fuels and for natural gas sourced from neighboring countries are recognized at the exchange rate applicable on the business day immediately preceding the relevant transactional due date and are associated with the recognized consumption in the respective economic transaction.

Finally, SE Resolution No. 400/25 modified fuel management for power generation and the recognition of related costs, promoting generators’ self-supply, with CAMMESA remaining as the supplier of last resort until 2028. As from 2029, fuel management will become the generators’ exclusive responsibility.

Additionally, SE Resolution No. 501/25 allowed producers and generators to agree on natural gas supply considering volumes committed under GasAr Plan contracts executed between producers and CAMMESA. Such volumes will be treated as the generators’ own gas and remunerated based on the declared CVP for dispatch.

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

During 2025 and until completion of the FTR process, TGS received monthly tariff increases of 2.5%, 1.5% and 1.7% for the January to March 2025 period.

On April 30, 2025, through ENARGAS Resolution No. 256/25, the conditions for the 2025-2030 FTR were established. Key aspects include: (i) the capital base as of December 31, 2024; (ii) a real, after-tax WACC discount rate of 7.18%; (iii) a weighted average tariff increase of 3.67%, subsequently adjusted to 4.74%, to be implemented in 31 equal and consecutive monthly installments starting in May 2025; (iv) an investment plan totaling $279,108 million (in June 2024 currency values), subject to ENARGAS oversight; and (v) regulated operating expenses.

Subsequently, under Executive Order No. 371/25, the SE was designated as the enforcement authority to introduce contractual or tariff modifications. In this line, SE Resolution No. 241/25, dated June 4, 2025, provided for a monthly periodic update of transportation tariffs in lieu of the previous semiannual scheme. TGS expressed its conformity with this resolution on June 5, 2025, and ENARGAS Resolutions No. 350/25, No. 421/25, No. 539/25, No. 622/25, No. 732/25, No. 812/25, No. 907/25, No. 1,000/25 and No. 32/26 approved the tariff schemes, incorporating monthly 2.81%, 0.62%, 1.63%, 2.38%, 2.49%, 2.89%, 1.71%, 2.03% and 2.63% updates for the June 2025 to February 2026 period, in addition to the implementation of the FTR increases.

2.3.2 License extension request

On July 24, 2025, Executive Order No. 495/25 was published, whereby the PEN provided for a 20-year extension of the license granted to TGS, effective as from December 28, 2027.

27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.3.3 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.3.1 Domestic market

The liquids and other services’ production and commercialization activities are not subject to ENARGAS regulation. However, in recent years, the Argentine Government has issued a number of regulations having a significant impact on these activities.

Law No. 26,020/05 ‘Regulatory regime for the liquefied petroleum gas industry and commercialization’, sets forth the regulatory framework for the LPG industry and commercialization. Under this regime, the SE issues rules to ensure domestic supply, including the determination of minimum volumes and the setting of selling prices for the domestic market.

The Household Gas Bottles’ Program (the ‘Household Plan’) has been in effect since 2015. This program established maximum reference prices and mandatory supply quotas for producers. SE Resolution No. 15/25, dated January 24, 2025, eliminated the maximum sales price established for products supplied under the Household Plan, setting as a cap the export parity price published by the SE under Law No. 26,020. In addition, it maintained the obligation to supply the domestic market, but eliminated the previously required product contributions. In this sense, during 2025, supply obligations at regulated prices remained in place, with cumulative 41.42% increases between 2024 and 2025.

Additionally, TGS is party to the Agreement for the Supply of Propane Gas for Undiluted Propane Gas Distribution Grids (the ‘Propane for Networks Agreement’). Under this agreement, TGS undertakes to sell propane to distributors and subdistributors at a price below market, receiving economic compensation equivalent to the difference between the agreed selling price and the reference export parity price determined by the SE.

As of December 31, 2025, the Argentine Government owes TGS $ 12,720 million under these items.

2.3.3.2 Foreign market

The applicable rate for export duties on certain gas- and oil-derived products, including those produced and exported by TGS, is 8%.

2.4 Transmission

2.4.1 Transener and Transba tariff situation

The ENRE determined the hourly remuneration values, establishing 4%, 4%, 2% and 4% increases for the January to April 2025 period compared to the values in force for Transener and Transba.

On April 3, 2025, ENRE Resolution No. 236/25 modified the high-voltage and main electricity distribution utility concessionaires’ rate of return, increasing it from 6.10% to 6.48% after tax.

28

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

On April 30, 2025, the tariff scheme resulting from the FTR process was approved, and the ENRE established 42.89% and 10.30% increases for Transener and Transba, respectively, compared to the tariffs in force as of April 2025. Similarly, the ENRE determined the remuneration for independent transmission companies, including Transener, for the operation of the Choele Choel–Pto. Madryn Interconnection and the Fourth Line, and Transba, for the operation of Transportista Independiente de Buenos Aires (TIBA)’s facilities, establishing a tariff equivalent to 77.92%, 100% and 99.73%, respectively, of the tariff established for Transener.

In all cases, the increases were applied as follows: 20% as from May 1, 2025, and the remaining 80%, on a monthly basis during the June-December 2025 period. In addition, a monthly tariff update mechanism is contemplated based on the CPI and IPIM indexes.

Accordingly, the ENRE established the following increases:

	Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25
Transener and Fourth Line	7.25%	4.64%	6.02%	6.95%	7.12%	7.61%	5.87%
Transba	4.06%	1.53%	2.87%	3.78%	3.94%	4.41%	2.73%
Choele Choel – Pto. Madryn Interconnection	4.35%	1.80%	3.14%	4.05%	4.22%	4.69%	3.00%
Transportista Independiente de Buenos Aires (TIBA)	7.22%	4.61%	5.99%	8.10%	8.27%	8.76%	7.01%

On August 18, 2025, the ENRE upheld the motions for reconsideration filed by Transener and Transba on June 17, 2025, and, consequently, modified the cost and investment structure for Transener, Transba, the Choele Choel–Puerto Madryn Interconnection and TIBA. In the case of the independent transmission companies, including TIBA, the ENRE additionally recognized an increase in revenues arising from the payment to Transener for operation and maintenance supervision, applicable as from September 2025.

As a result of the introduced changes, on September 5, 2025, the investment plans to be executed by Transener, Transba, TIBA, and the Choele Choel - Puerto Madryn Interconnection over the May 2025-April 2030 period were duly and timely submitted for approval by the ENRE. As of the date of issuance of these Consolidated Financial Statements, ENRE’s approval has not been received.

On December 23, 2025, through ENRE Resolution No. 811/25, the assignment of the rights and obligations under the Operation and Maintenance Agreement for the Choele Choel–Puerto Madryn Interconnection from Integración Eléctrica Sur Argentina S.A. to Transener was approved, establishing that Transener will be remunerated in accordance with the hourly values applicable to its regulated equipment, and that it will take on the execution of the investment plan established in the FTR for Integración Eléctrica Sur Argentina S.A.

Lastly, the ENRE established 1.88% and 2.55% tariff increases for January and February 2026, respectively.

29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.5 Regulations on access to the MLC

In 2020, BCRA establishes measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated with transactions with stock market assets by companies and the disposal of liquid foreign assets.

During 2025, the BCRA eased several restrictions on access to the MLC and established a number of measures aimed at fostering the repatriation of direct investments by non-residents.

In general terms, all currency demand transactions in the MLC require BCRA’s prior authorization, with certain exceptions, such as: (i) affidavits stating that all foreign currency holdings in the country are deposited with local financial institutions and that no liquid foreign assets are held in an amount exceeding US$ 100,000; (ii) payments for certain imports of capital goods; (iii) payments for services rendered by non-residents; (iv) legal entities with profits from fiscal years beginning on or after January 1, 2025, to remit abroad profits and dividends to non-resident shareholders; (v) where an affidavit is stating the commitment not to carry out certain transactions involving the sale, exchange or transfer of marketable securities during the 90 consecutive days following the request for access to the MLC; (vi) non-resident entities acquiring an equity interest in resident companies (other than financial institutions or their controlling entities); (vii) resident entities acquiring 100% of the share capital of non-resident companies whose only asset is an interest in local companies; and (viii) resident entities acquiring certain non-resident interests in concessions for the exploitation of natural resources granted in the country, simultaneously with the settlement of funds arising from foreign financial indebtedness or local foreign-currency financial loans under a foreign credit line.

In addition, the BCRA imposes, in certain circumstances, the obligation to enter and settle funds received abroad within 20 business days from collection or receipt.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

2.6 Tax regulations

2.6.1 Income tax

2.6.1.1 Income tax rate

Law No. 27,630, effective in Argentina for fiscal years beginning on or after January 1, 2021, established a tiered rate scheme of 25%, 30% and 35% and, where applicable, a flat tax depending on the level of annual net taxable income.

On its part, the income tax rates used at year-end in Ecuador, Bolivia, Uruguay and Chile are 25%, 25%, 25% and 27%, respectively. A 3% surcharge on income tax will be added in Ecuador when the shareholder is an entity incorporated in a jurisdiction considered a tax haven under Ecuadorian law.

In Uruguay, effective January 1, 2023, the Income Tax on Economic Activities (IRAE) includes as Uruguayan-source income certain passive income obtained by entities making up multinational groups and considered non-qualified.

30

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

2.6.1.2 Tax on dividends

Law No. 27,430 and modifications introduced by Law No. 27,541 and Law No. 27,630, established a 7% tax on dividends derived from earnings accrued during fiscal years beginning as from January 1, 2018, when distributed by Argentine companies to individuals, undivided estates or beneficiaries residing abroad.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018, in Argentina, will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

In Bolivia, payments of Bolivian-source income made to foreign beneficiaries are subject to a 12.5% withholding tax on the profits of the foreign beneficiary companies.

In Ecuador, effective January 1, 2020, dividends distributed to foreign shareholders are subject to a 10% withholding tax. In addition, starting in fiscal year 2025, a tax is levied under a tiered rate scheme ranging from 0% to 2.5% based on the amount of accumulated profits pending distribution as of July 31 of each year. This tax may be offset as an advance payment against the tax applicable to the actual distribution of dividends or against income tax, provided that certain conditions set forth in the applicable regulations are met.

In Chile, dividend payments to non-residents are subject to a 35% withholding tax.

In Uruguay, dividends distributed by IRAE taxpayers are taxed —until the concurrence of the net income taxed by IRAE—, at a general 7% rate, while the amount of a company’s taxable income that remains undistributed after 3 fiscal years is treated as a deemed distribution and is subject to the 7% dividend tax.

2.6.1.3 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the CPI published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed 100% over the 36 months preceding the closing of the fiscal period to be settled.

Law No. 27,541 provided that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth should be charged in that fiscal period and the remaining five sixths, in equal parts, in the five immediately following fiscal periods.

On December 1, 2022, Law No. 27,701 was published in the BO, which established that taxpayers determining a positive inflation adjustment in the first and second fiscal year starting from January 1, 2022 (inclusive) may allocate one-third in that fiscal period and the remaining two-thirds, in equal parts, in the two immediately following fiscal periods. This computation only applies to subjects making investments in the purchase, construction, manufacture, production or final import of property, plant and equipment, except automobiles, during each of the two fiscal periods immediately following that in which the computation of the first third of the period in question exceeds or equals $ 30,000 million.

31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 2: (Continuation)

As of the date of issuance of these Consolidated Financial Statements, this provision has not yet been regulated.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.6.3 Export Increase Program

On April 14, 2025, PEN Executive Order No. 269/25 reinstated the MLC entry and settlement requirement for 100% of the value of exports.

2.6.4 Other regimes

Law No. 27,742 established the RIGI in Argentina, a regime designed to attract capital through tax, customs and foreign exchange benefits. Under this regime, adhering Single Project Vehicles (“SPV”) must execute investments in excess of US$ 200 million in strategic sectors of the country, such as energy, mining, technology and infrastructure. Key income tax benefits include the application of a fixed 25% rate, accelerated tax depreciation of investments, and the inflation adjustment of tax losses with no prescription limitations and the possibility of transferring them to third parties. Regarding VAT, the main tax benefit consists of avoiding the accumulation of technical tax credits and improving project cash flows through a payment mechanism using tax credit certificates. Tax benefits are protected by 30 years of regulatory stability, preventing the imposition of taxes more burdensome than those in effect at the opt-in time.

Provinces that have opted into the RIGI include Neuquén, Río Negro, Chubut, Mendoza and Córdoba. The province of Buenos Aires, in turn, has established its own regime within its jurisdiction.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 2, 2026. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies. Additionally, certain non-significant reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

32

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

Pursuant to CNV General Resolution No. 972/23, the early application of IFRS Accounting Standards and/or their amendments is not allowed, unless specifically allowed at the time of adoption.

As of December 31, 2025, the Company has not opted for the early application of IFRS Accounting Standards and/or its amendments.

4.1	New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2025 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2025:

-	IAS 21 - “The Effects of Changes in Foreign Exchange Rates” (amended in August 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2	New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company

As of December 31, 2025, the Company has not early applied the following standards and/or amendments:

-  IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact on the financial statements in relation to the application of the standard.

33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

-  IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024 and amended in August 2025. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

-  IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 concerning nature-dependent electricity purchase agreements. In particular, it allows for exemption from registration at fair value for entities that are net buyers of electricity during the contracts; and makes designation as a hedging instrument more flexible for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after Friday, January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IAS 21 - “Effects of Changes in Foreign Exchange Rates”: In November 2025, IAS 21 was amended regarding the translation of financial statements for presentation in a currency different from the functional currency, and certain disclosure requirements were introduced. In particular, for the translation from a non-hyperinflationary functional currency to a hyperinflationary presentation currency, it establishes that all amounts (assets, liabilities, equity items, income and expenses, including comparative information) are translated at the closing exchange rate. The amendments are retrospectively applicable for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Company is assessing the impact of applying the translation methodology on profit or loss, other comprehensive income arising from exchange differences on translation and comparative information.

34

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.3	Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded and presented in U.S. dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates.

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognised within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

4.3.3 Group entities’ translation into functional currency

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of the IAS 29 adjustment mechanism for hyperinflationary economies on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

4.3.4 Presentation of Other comprehensive income within the Company’s equity

The Company classifies and directly accumulates within equity, in the retained earnings line, the results generated by the application of the IAS 29 adjustment mechanism on the opening retained earnings, while the remaining results are presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

4.4	Consolidation and participation in companies

4.4.1 Subsidiaries

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. Thus, identifiable assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date and the non-controlling interest at the proportional interest in the amounts of the identifiable net assets. The excess consideration transferred over the above-mentioned fair value is recognized as goodwill under Intangible Assets and the shortfall as gain on purchase in profit or loss for the period.

35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

If the business combination is completed in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date. Any gain or loss arising from such measurement is recognized in profit or loss.

Intercompany transactions, balances and unrealized gains and losses on transactions between Group entities are eliminated. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity respectively. The Company concluded that there are no significant minority shareholdings that require additional disclosures.

4.4.2 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses.

4.4.3 Associates and joint ventures

Interests in associates and joint ventures are accounted for using the equity method, after initial recognition at cost. Under this method, investments are adjusted for post-acquisition changes to recognize the Group’s share of the profit or loss for the period and other comprehensive income of each investee.

At the time of acquisition, any difference between the cost of the investment and the Company’s share of the net fair value of the identifiable assets and liabilities in an associate or joint business is recorded as follows: (i) goodwill is included in the carrying amount of the investee and is not amortized; and (ii) any excess of the net fair value over cost is recorded as income for the determination of the Company’s share in the investee’s results.

Unrealized gains and losses on transactions between the Group and its associates and joint businesses are eliminated to the extent of the Group’s interest in these entities. Accounting policies of investees have been modified where necessary to ensure consistency with the accounting policies adopted by the Group.

The carrying amount of investments is reviewed for impairment following the policy described in Note 4.8.

4.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the body responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body executing the Company’s strategic decisions.

36

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

4.6	Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognised at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Works in progress are valued according to their degree of progress. The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs. Revenues and costs arising from the sale of elements obtained during the start-up process are charged to the profit and loss of the period.

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. (see Note 4.8).

Any gain or loss generated by the disposal of an asset is charged or credited to income for the period in which the asset is derecognized.

4.6.1	Oil and gas exploration assets

The Company uses the successful efforts method to account for operations related to oil and gas exploration and production activities. Under this method, the following are capitalized: i) the costs of acquiring properties in oil and gas production and exploration areas; ii) the costs of drilling and equipping exploratory wells that result in the discovery of economically exploitable reserves; iii) the costs of drilling and equipping development wells and; iv) the estimated future costs of abandonment and plugging of wells.

Exploration costs, excluding the costs of exploratory wells, are charged to income during the period in which they are incurred. The exploratory wells’ drilling costs are capitalized until it is determined whether there are proven reserves justifying their commercial development. If no such reserves are found, the drilling costs are charged to income. Occasionally, an exploratory well may determine the existence of reserves, but such reserves may not be classified as proved when drilling is completed, in which case, such costs continue to be capitalized to the extent that the well encounters sufficient reserves to justify its completion as a producing well and the company makes sufficient progress in the economic and operational evaluation of the project’s viability.

37

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.6.2	Depreciation methods and useful lives

The group depreciates productive wells and drilling equipment in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Generation plants (including any significant identifiable component) are depreciated under the hour of operation method.

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	3 - 5 years
Furniture and fixtures, tools, software and communication equipments:	3 - 5 years
Petrochemical plants:	3 - 30 years
Other goods:	3 - 10 years

The depreciation method is reviewed and, if appropriate, adjusted at the end of each year.

4.6.3	Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognised. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

4.7	Intangible assets
4.7.1	Goodwill

Goodwill is the result of business combinations (See Note 4.4.1) and does not depreciate.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the CGU or group of CGU that are expected to benefit from the synergies of the combination.

38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.7.2	Concession arrangements

Corresponding to the Diamante and Nihuiles hydroelectric concessions, they are recorded at cost less amortization and any accumulated impairment losses. Amortization is calculated by the straight-line method according to the useful life, which corresponds to the term of each concession agreement.

4.7.3	Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies that meet the criteria established for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset.

4.7.4	Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life, they are recognised at acquisition cost less any accumulated impairment.

4.8	Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing the recoverability, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.9	Leases

In leases where the Company acts as a Lesee (Note 19.1), a right-of-use asset and a lease liability are recognized on the date on which the leased asset is available for use by the Company.

The lease liability at inception corresponds to the value of the unpaid lease payments discounted using the Company’s incremental borrowing rate. The finance cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. The lease liability is included within “Trade and other payables”.

39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability considering advances net of incentives received, initial direct costs and estimated expenditures to dismantle or restore the underlying asset, if applicable. Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the term of the lease.

The Company recognizes short-term lease payments (up to 12 months) and leases in which the underlying asset is a low-value asset (IT equipment and office supplies) as an expense using the straight-line method over the term of the lease.

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership are classified as financial leases (Note 19.2.1). Financial leases are recognized at the beginning of the lease at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Financial income is recognized as a profit over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Leases in which the Company, as a lessor, has retained a significant portion of the risks and rewards of ownership are classified as operating leases. Revenues from associated leases are recognized in income on a straight-line basis over the term of the lease (Note 19.2.2). The respective leased assets are included in the Consolidated Statement of Financial Position in view of their nature.

4.10	Financial instruments

Based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics, the Group classifies its financial assets in the following categories:

(i)	Financial assets that are subsequently measured at fair value through profit or loss: they are initially recognized at fair value, transaction costs incurred are expensed and changes in fair value are recognized in “Financial results” in the statement of comprehensive income; and

(ii)	Financial assets that are subsequently measured at amortized cost: they are initially recognized at fair value plus costs directly attributable to the acquisition of instruments, and are subsequently measured at amortized cost using the effective interest rate method less any impairment loss.

Conventional purchases and sales of financial assets are recorded on the settlement date.

The Company subsequently measures all investments in equity instruments at fair value through profit or loss. Dividends from these investments are recognized in the income statement.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

Financial assets are derecognized when contractual rights to the cash flows from the assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of asset ownership.

Financial liabilities are initially recognized at fair value less transaction costs incurred and are subsequently measured at amortized cost using the effective interest rate method.

40

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

If a debt contract is amended or swapped, the Company records the cancellation of the original liability, and recognizes a new financial liability if the new conditions are substantially different from the original ones. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or assembly of an asset that necessarily requires a substantial or prolonged period to prepare for its intended use are capitalized during that period. The returns from the temporary investment of funds from specific borrowings pending disbursement in eligible assets are deducted from the borrowing costs for capitalization.

Any other borrowing costs are recorded in the income statement for the period in which they are incurred under “Financial results” in the statement of comprehensive income.

Financial liabilities are derecognized in the event of extinction, that is, when the obligation has been paid, canceled or has expired.

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts, and there is an intention to pay on a net basis, or to realize the asset and settle the liability simultaneously.

4.10.1	Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

When applicable, provisions for impairment on tax credits have been recognised based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

4.10.2	Derivative financial instruments and hedging accounts

Derivative financial instruments are recorded at their fair value, determined on the basis of the cash value to be collected or payable required to settle the instrument at the measurement date, net of advances collected or paid. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

41

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

During 2025, the Company entered into crude oil forward sales contracts without physical delivery and designated a portion of those derivative financial instruments as cash flow hedges.

Gains or losses on the effective portion of the hedging instrument are recognized in other comprehensive income (cash flow hedge reserve), and any remaining gain or loss is recognized in profit or loss for the year.

The cash flow hedge reserve is included in the initial cost when forecast hedged transactions subsequently result in the recognition of a non-financial asset or liability. If, instead, the expected hedged future cash flows affect profit or loss, the cash flow hedge reserve is reclassified to profit or loss for the year.

4.11	Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals, Oil and Gas and Generation.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method and includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack). The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.12	Cash and cash equivalents

Corresponds to cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities, and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.13	Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts were restated in terms of the current measurement unit until the functional currency changeover date (January 1, 2019). The adjustment resulting from the restatement of the accounts Share capital and Treasury shares held until December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

42

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

Share premium includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control; and
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

In accordance with the LGS, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the translation differences which are directly accumulated in Retained earnings (see Note 4.3.4), the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s share capital and the related adjustment of share capital. When for any reason, the amount of this reserve is reduced, dividends may not be distributed, until such amount is reached.

The voluntary reserve corresponds to retained earnings as allocated by the Shareholders’ Meeting.

Other reserves correspond to the result of transactions with non-controlling interests that do not result in a loss of control and reserves for stock compensation plans.

Retained earnings comprise the profit or loss of the year, the prior year’s retained and undistributed earnings, those transferred from other comprehensive income, prior years’ adjustments by application of IFRS’ Accounting Standards and translation differences appropriated to retained earnings in accordance with the policy described in Note 4.3.4

Other comprehensive income includes gains and losses from the remeasurement process of foreign operations and the translation differences which are not classified and directly accumulated in retained earnings pursuant to the policy described in Note 4.3.4, actuarial gains and losses for defined benefit plans, gains or losses on the effective portion of the hedging instrument and the related tax effect.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements, which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

43

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.14	Compensation plans
4.14.1	Compensations payable in cash:

Corresponds to compensation agreements – senior management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap calculated over the Company’s adjusted operating income. Any analogous compensation paid to senior managers is deducted from the compensation amount.

The reasonable value of the received services is measured through a share appreciation estimate using the Monte Carlo simulation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

4.14.2	Compensations payable in shares:

Corresponds to stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares.

The number of shares for each eligible employee is calculated as from a percentage over the total annual remuneration, including the bonus, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.15	Defined benefit plans

Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognised in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognised in other comprehensive income (loss) in the period in which they arise and past service costs are recognised immediately in the statement of income (loss).

44

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.16	Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a present obligation as a result of a past event, an outflow of resources will probably be required to settle it, and a reliable estimate of the amount can be made. They are measured at the present value of the disbursements expected to settle the obligation, taking into account the best information available at the date of preparation of the financial statements, based on assumptions and methods considered appropriate and taking into consideration the opinion of the Company’s legal advisors. Estimates are reviewed and adjusted periodically as additional information is obtained by the Company. The increase in provisions generated by the passage of time is recognized within other financial results.

Contingent liabilities are possible obligations, arising from past events, which existence is subject to the occurrence of uncertain future events not wholly within the control of the Company; or present obligations for which settlement an outflow of resources is not likely to be required or which amount cannot be measured with sufficient reliability. They are not recognized, but information regarding the nature of material contingent liabilities is disclosed in the note.

Contingent liabilities for which the possibility of an eventual outflow of resources for settlement is remote are not disclosed, unless they involve guarantees.

Contingent assets are assets of a possible nature, arising from past events, which existence will be confirmed only by the occurrence or non-occurrence of uncertain future events, which are not entirely within the control of the Company. They are not recognized, but information regarding the nature of material contingent assets is disclosed in the note when the inflow of related economic benefits is deemed probable.

4.17	Revenue from contracts with customers
4.17.1	Oil and gas segment

The Company recognizes revenue from the sale of oil and gas to third parties or other segments when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that may affect the acceptance of the product by the purchaser. Revenues from these sales are recognized based on the price per product specified in each contract, to the extent that it is highly probable that there will be no significant reversal.

Revenues are not adjusted for the effect of financing components as sales are made with an average term of 45 days, in line with market practice.

45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.17.2	Generation segment

4.17.2.1 Revenues from the sale of energy to the spot market

The Company recognizes revenues from: i) available capacity, as the various power plants are available to generate during the scheduled hours; and ii) generated energy, when energy is actually delivered, based on the applicable price formulas according to each power plant’s energy source. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 47 days, in line with market practices.

4.17.2.2 Revenues from contracts with CAMMESA

The Company recognizes revenues from supply contracts with CAMMESA for: i) monthly power capacity availability, if applicable, as the different plants are available to generate and ii) generated energy when the energy is actually delivered, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 47 days, in line with market practice.

4.17.2.3 Revenues from contracts with the MAT

The Company recognizes revenues from the sale of energy (including plus and renewable energy) upon actual delivery of the energy at the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 27 days, in line with market practice.

4.17.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i)	when the products are dispatched and transported by and in charge of the client, or,
(ii)	when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 26 days, which is consistent with market practice.

46

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

4.17.4 Holding, Transportation and Others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.18	Other Income
4.18.1	GasAr Plan

The Company recognizes price complement revenues under the GasAr Plan, with the actual delivery of the gas and based on the price established in the respective regulation, only to the extent that it is highly probable that no significant reversal will occur and that it is probable that the consideration will be received, that is, to the extent that the procedure defined by the Government is formally complied with.

These revenues fall within the scope of IAS 20 since they involve compensation as a consequence of the maintenance or increase in the committed production volume and are shown under the caption other operating income in the statement of comprehensive income. Furthermore, the associated fiscal costs are disclosed under other operating expenses in the consolidated statement of comprehensive income.

4.18.2	Interest

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

4.19	Income tax

The tax expenses for the year include current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

47

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 4: (Continuation)

Deferred income tax is recognised, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognised on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541 and No 27,701, are deferred and accounted for in subsequent fiscal periods.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognised amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities are stated at their nominal value.

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: GROUP STRUCTURE

5.1	Interest in subsidiaries, associates and joint ventures

5.1.1 Subsidiaries information

Unless otherwise indicated, the country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2025	12.31.2024
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP	Gran Cayman	Investment	100.00%	100.00%
Pampa Ecuador Inc	Nevis Island	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.2 Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of millions of common shares, each granting the right to one vote:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the period	Equity	Direct and indirect participation %
Associates
SESA	Gas treatment	12.31.2025	1.00	(7)	60	20.00%
VMOS	Hydrocarbon transportation	12.31.2025	115.00	(52)	301	10.20%

Joint ventures
CIESA (1)	Investment	12.31.2025	0.44	152	1,159	50.00%
Citelec (2)	Investment	12.31.2025	0.38	69	312	50.00%
CTB	Generation	12.31.2025	6.00	25	484	50.00%

(1)	The Company holds a 50% interest in CIESA, a company that holds a 53.83% interest in TGS’s capital stock; therefore, the Company has a 26.91% indirect interest in TGS.

As of December 31, 2025, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 9,325.00 and US$ 31.09, respectively, giving Pampa’s holding an approximate market value of US$ 1,260 million ($ 1,889,210 million).

(2)	The Company has 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2025, Transener’s common share price listed at the BCBA was $ 3,577.50, conferring Pampa’s indirect holding an approximate market value of US$ 287.8 million ($ 418,783 million).

50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2025	12.31.2024
Disclosed in non-current assets
Associates
VMOS	31	-
SESA	12	-
Total associates	43	-
Joint ventures
CIESA	618	605
Citelec	156	158
CTB	242	230
Total joint ventures	1,016	993
Total associates and joint ventures	1,059	993

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2025	12.31.2024	12.31.2023
Associates
OCP	-	-	5
SESA	3	-	-
TGS	-	1	3
VMOS	(5)	-	-
Total associates	(2)	1	8

Joint ventures
CIESA	97	89	6
Citelec	35	18	2
CTB	12	(21)	(18)
OCP	-	59	-
Total joint ventures	144	145	(10)
Total associates and joint ventures	142	146	(2)

51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2025	12.31.2024	12.31.2023
At the beginning of the year	993	672	902
Dividends	(70)	(8)	-
Increases	1	39	1
Capital contribution	44	-	-
Share repurchase	-	(37)	-
Sale of equity interests	-	(38)	(58)
Decrease due to obtained control	-	(76)	-
Profit from sale/acquisition of equity interest	-	16	3
Share of profit (loss)	142	146	(2)
Exchange differences on translation	(51)	279	(174)
At the end of the year	1,059	993	672

5.1.3 OCP

Pursuant to the terms and conditions of the crude oil transportation concession authorization agreement in Ecuador, OCP caused OCPSA to establish two guarantees, one operational and one environmental, each in the amount of US$ 50 million (including surety bonds provided by the Group as a shareholder in the amount of US$ 84 million), which would remain in effect for the term of the agreement and until 90 days after its termination on November 30, 2024. Therefore, the guarantees were scheduled to expire on March 1, 2025, since as of that date, no claim had been initiated that could be considered covered within their scope. However, Citibank Ecuador informed OCP that the guarantees had not expired because OCPSA had not complied with certain required formalities.

On April 11, 2025, OCP filed an arbitration proceeding before the ICSID seeking the effective release of the guarantees and compensation for the sustained damages and, subsidiarily, to receive from Ecuador the amount of the guarantees plus interest and sustained damages.

On October 28, 2025, the Ecuadorian Government instructed Citibank Ecuador to proceed with the guarantees release, which became no longer valid as of that day under the terms of the contract. On November 3, 2025, Citibank NY proceeded with the release of the guarantee deposits funds.

On November 14, 2025, OCP requested the Arbitration Court to discontinue the arbitration, and the Ecuadorian Government granted its consent on December 15, 2025. On January 23, 2026, the Arbitration Court signed the order discontinuing the proceeding and, consequently, the arbitration was terminated.

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.4 CIESA - TGS

Perito Moreno Gas Pipeline (GPM) Expansion

On May 22, 2025, ENARSA launched a call for tenders to expand the GPM, aiming to increase by 14 MMm³/d the natural gas transportation capacity of the Tratayén–Salliqueló Section by assigning such capacity to the awardee for a term of 15 years, including the operation and maintenance of the pipeline and related infrastructure. The award to TGS was approved by the SE on October 17, 2025.

In addition, TGS undertook to carry out a complementary expansion in the final sections of its licensed system to meet the project’s objectives.

The works provide for an execution period finishing on April 30, 2027.

On October 26, 2025, an application was filed for adherence to the RIGI for ‘Transportadora de Gas del Sur S.A. – Dedicated Branch 1’, which will operate for the sole purpose of executing and operating the GPM expansion project. As of the issuance of these Consolidated Financial Statements, the enforcement authority has not issued a decision.

Issuance of Class 4 CB

On November 20, 2025, TGS issued Class 4 CB with a face value of US$ 500 million, bearing an annual 7.75% fixed interest rate and maturing on November 20, 2035.

Net proceeds, after issue discount, amounted to US$ 491.5 million, and will be used for general corporate purposes, including the GPM and the final sections of TGS’s transportation system expansion.

Weather event

On March 7, 2025, a weather event occurred in the city of Bahía Blanca, characterized by intense rainfall that caused the Saladillo García stream to overflow, flooding the Cerri Complex and affecting the electricity distribution system and the power generation facilities.

Consequently, liquid production at the Cerri Complex was completely interrupted until the end of April 2025, and natural gas transportation service was partially affected. During the fiscal year ended December 31, 2025, TGS recorded a $ 54,281 million loss for event-related expenses and received $ 3,307 million from insurance companies as an advance payment on account of the final settlement of the claim.

53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.1.5 SESA

FLNG Project

SESA will develop the FLNG Project, a gas liquefaction project which includes the installation of two liquefaction vessels (Hilli and MKII) in the Gulf of San Matías, province of Río Negro, and the construction of all ancillary and related facilities. Both vessels will have a processing and export capacity of approximately 6 million tons per year of LNG, equivalent to 27 million m³/day of natural gas, which will position Argentina in the global LNG market and represent an approximate US$ 7,000 million investment over the project’s 20-year operating term. Operations of the Hilli and the MKII vessels are expected to commence in late 2027 and 2028, respectively.

To supply the vessels with natural gas, SESA entered into 20-year natural gas supply agreements with the Company, Pan American Energy, S.L., Sur Inversiones Energéticas S.A.U. and Wintershall DEA Argentina S.A., in connection with their participation in SESA. In this regard, for both vessels to be able to operate year-round, SESA contemplates the construction of a dedicated gas pipeline from the province of Neuquén to the Gulf of San Matías, in Río Negro.

On April 24, 2025, through SE Resolution No. 165/25, SESA was granted the certificate authorizing the free export of the LNG volumes to be produced by the Hilli over a 30-year term starting on July 1, 2027, and on August 25, 2025, through SE Resolution No. 353/25, it was granted authorization to freely export the LNG volumes to be produced by the MKII for a 30-year term starting on September 1, 2028.

MECON Resolution No. 559/25 approved SESA’s adherence to the RIGI, effective April 28, 2025, in connection with the development of the project involving the deployment of the Hilli vessel, and, through Note NO-2025-112641573-APN-MEC, dated October 9, 2025, MECON informed SESA of the expansion of the RIGI project to include the MKII vessel.

5.1.6 VMOS

Vaca Muerta Sur Project

VMOS will develop the Vaca Muerta Sur project, consisting of the construction, development and operation of an approximately 437-km long pipeline from Allen to Punta Colorada, province of Río Negro, with a capacity of up to 550,000 barrels of crude oil per day (“bpd”), expandable up to 700,000 bpd, a loading and unloading terminal equipped with interconnected single-point moorings, a tank farm and other associated ancillary facilities for the transportation, storage, dispatch, shipment and export of crude oil and other liquid products.

The project contemplates an estimated US$ 3,000 million investment, and the first stage of commercial operation is scheduled for the first half of 2027.

On March 21, 2025, MECON Resolution No. 302/25 approved VMOS’s adherence to the RIGI.

54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

Syndicated international loan

On July 8, 2025, VMOS entered into a syndicated international loan with a consortium of financial institutions for a total amount of US$ 2,000 million to finance the project. The financing has a 5-year term and accrues interest at a rate equal to Term SOFR plus 5.50%. Disbursements may be requested by VMOS on a monthly basis until completion of the works or July 31, 2027, whichever occurs first. As of December 31, 2025, the banks have made disbursements totaling US$ 820 million.

To secure the obligations assumed under the loan, VMOS assigned as collateral its collection rights under the transportation agreements entered into with the initial shippers (including the Company), and each initial shipper entered into a direct agreement with the banks, whereby, among other matters, they acknowledge the assignment of the transportation agreements as collateral.

In addition, proceeds from VMOS’s exports will be credited to an offshore bank account structure administered by a bank acting as collateral agent. Furthermore, a local tariff collateral trust was created, under which the Citibank, N.A. Branch, as trustee, will administer VMOS’s local revenues, as well as funds received from abroad.

In turn, VMOS’s Class A shareholders (including the Company) have executed a fiduciary assignment of their shares as collateral for the financing, which will remain in effect until the works’ completion.

As of December 31, 2025, VMOS has complied with all covenants undertaken under the syndicated loan agreement.

5.2	Operations in oil and gas consortiums

5.2.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

For the computable crude oil and natural gas production in Argentina, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid. The wellhead price is calculated by deducting freight and other sales-related expenses from the sale price obtained. The aforementioned rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.2.2 Oil and gas participation details

As of December 31, 2025, the Company is part of the joint operations and consortiums for the exploration and production of oil and gas as indicated below:

		Participation		Duration Up To
Name	Location	Direct	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	PAMPA	2053
El Mangrullo	Neuquén	100.00%	PAMPA	2053
Aguaragüe	Salta	15.00%	Tecpetrol	2037
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	PAMPA	2040
Rincón de Aranda	Neuquén	100.00%	PAMPA	2058
Veta Escondida	Neuquén	55.00%	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	YPF	2052
Los Blancos (ex Chirete) (2)	Salta	50.00%	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este (3)	Neuquén	85.00%	PAMPA	2027
Las Tacanas Norte	Neuquén	90.00%	PAMPA	2027

(1)	In the process of relinquishment.
(2)	Operator in the process of removal.
(3)	Through Provincial Executive Order No. 550/25, issued on May 17, 2025, the Province of Neuquen approved a 2-year extension of the evaluation period for the Parva Negra Este area from April 3, 2025 to April 2, 2027.

56

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

The assets and liabilities as of December 31, 2025 and 2024 and the production cost for the years ended December 31, 2025, 2024 and 2023 of Joint Operations and Consortiums in which the Company has interests are detailed below:

	12.31.2025	12.31.2024

Non-current assets	122	151
Current assets	9	13
Total assets	131	164

Non-current Liabilities	40	52
Current Liabilities	21	26
Total liabilities	61	78

	12.31.2025	12.31.2024	12.31.2023

Production cost	91	99	94

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

Assignment of interests in the El Tordillo, La Tapera and Puesto Quiroga areas

On October 1, 2025, in connection with the El Tordillo, La Tapera and Puesto Quiroga areas, the Company transferred to Crown Point Energía S.A., on a joint basis: (i) a 35.6706% interest in the hydrocarbon exploitation concessions and hydrocarbon transportation concessions, and (ii) the Joint Operation Agreements for hydrocarbon exploration, development and production. The transaction was completed with the collection of US$ 2 million by the Company.

57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 5: (Continuation)

5.3 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2025, 2024 and 2023:

	12.31.2025	12.31.2024	12.31.2023

At the beginning of the year	18	32	37
Increases	32	6	2
Derecognition of unproductive wells	-	(20)	(7)
At the end of the year	50	18	32
Number of wells at the end of the year	6	4	4

NOTE 6: RISKS

6.1	Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the CGU. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

If the final tax resolution regarding uncertain tax treatments differs from recognised figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

Deferred tax asset is reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

Liabilities related to claims, lawsuits and other legal proceedings arising from the Company’s activities cannot be estimated with certainty. The Company analyzes the status of each contingency and assesses the potential financial exposure, applying the criteria indicated in Note 4.16; to such effect, it prepares estimates mainly with the assistance of legal counsel, based on the information available to Management at the date of preparation of the Consolidated Financial Statements, and taking into account the litigation and resolution/settlement strategies.

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and decommissioning of wind turbines

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ and the decommissioning of wind turbines’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

6.1.5 Impairment of financial assets and other credits

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy in the spot market and revenues associated with natural gas production promotion plans, the Company mainly considers CAMMESA’s and federal government’s capacity to meet its payment obligations to generators and producers, including the resolutions issued by the SE, which allow the Company to collect its receivables through different mechanisms.

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognised as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a direct or indirect interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.8).

6.1.8 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

6.2	Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

In fiscal year 2025, the U.S. dollar recorded an approximate 41% increase against the Argentine peso, from $ 1,032 in December 2024 to $ 1,455 in December 2025, and the Company recorded net foreign exchange gain in the amount of US$ 29 million as of December 31, 2025. Taking into account the net passive financial position in Argentine pesos as of December 31, 2025, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values a increase/(decrease) of US$ 22 million in the fiscal year’s income, before income tax.

The Group´s exposure to other foreign currency movements is not material.

6.2.1.1.2 Price risk

The Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each active market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.8 to these Consolidated Financial Statements:

Financial assets	Increase / decrease of the result for the year 2025
Shares	1
Corporate bonds	5
Government securities	31
Mutual funds	40
Guarantee deposits	14
Variation of the result of the year	91

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases; to this effect, the Company evaluates: (i) different liquidity sources available in the financial and capital markets, both local and international; (ii) different interest rate, currency and maturity alternatives available to companies in the industry with a risk similar to the Company's; and (iii) availability, access and cost of interest rate hedging agreements.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2025, the Company is not exposed to a significant risk of increases in variable interest rates, since all financial debt is at a fixed rate and given current market conditions; the Company considers the risk of a significant drop in interest rates to be low, and therefore does not perceive a substantial risk in its fixed rate indebtedness.

62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2025	12.31.2024
Fixed interest rate:
U.S. dollar	1,825	1,929
Subtotal loans obtained at a fixed interest rate	1,825	1,929

Floating interest rate:
Argentine pesos	-	17
U.S. dollar	-	20
Subtotal loans obtained at a floating interest rate	-	37

Non interest accrued:
U.S. dollar	67	113
Subtotal loans no interest accrued	67	113
Total borrowings	1,892	2,079

6.2.1.2 Credit risk

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

In the ordinary course of its business, the Company grants credit to a large customer base, mainly different sectors of industry, including petrochemical companies, natural gas distributors and large electricity users, among others. For this purpose and in accordance with its credit policies, it establishes individual credit limits based on internal or external ratings, approved by the Finance Department, and permanently performs credit assessments on its customers’ financial capacity to minimize the potential risk of uncollectibility losses.

As of December 31, 2025, the Company’s trade receivables totaled US$ 355 million and is classified as current. With the exception of CAMMESA, which represents approximately 33% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

63

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.

The expected credit loss on trade receivables and financial assets as of December 31, 2025, 2024 and 2023 amounts to US$ 21 million, US$ 1.5 million and US$ 1 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2025	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	7.10%	11.48%	12.95%	14.83%	23.28%	30.22%	31.23%	38.07%
Generation	0.13%	0.30%	0.97%	1.79%	4.05%	6.95%	15.68%	19.26%
Petrochemicals	0.05%	0.14%	1.01%	3.81%	11.32%	13.07%	15.83%	16.59%
Holding, Transportation and others	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

12.31.2024	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.01%	0.04%	0.34%	6.25%	19.99%	27.11%	28.79%	37.16%
Generation	0.09%	0.55%	3.70%	8.92%	12.26%	14.78%	16.40%	21.41%
Petrochemicals	0.01%	0.11%	9.50%	17.12%	24.00%	24.24%	24.93%	25.46%
Holding, Transportation and others	0.24%	3.37%	4.49%	12.45%	12.45%	16.67%	16.67%	16.67%

12.31.2023	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.06%	0.30%	2.19%	3.83%	5.06%	10.14%	10.14%	10.21%
Generation	0.32%	1.26%	8.33%	16.63%	20.72%	23.46%	27.00%	28.96%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28.96%
Holding, Transportation and others	0.18%	1.04%	8.44%	9.09%	9.09%	9.09%	9.09%	9.09%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Allowance of impairment of financial assets and other credits evolution as of December 31, 2025, 2024 and 2023, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in US$ 1 million (decrease)/increase in fiscal year’s results, before income tax.

64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2025 and 2024 is detailed below:

	12.31.2025	12.31.2024

Current assets	1,988	2,380
Current liabilities	639	1,302

Liquidity ratio	3.11	1.83

The following table includes an analysis of the Company trade receivables, other receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial instruments are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 6: (Continuation)

As of December 31, 2025	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	531	366	45
Three months to one year	26	31	124
One to two years	5	76	240
Two to five years	11	4	593
More than five years	27	6	2,057
Non set maturity term	57	-	-
Total	657	483	3,059

As of December 31, 2024	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	330	237	480
Three months to one year	21	16	334
One to two years	66	75	250
Two to five years	-	4	735
More than five years	-	5	977
Non set maturity term	146	-	-
Total	563	337	2,776

(1)	Includes Lease Liabilities (see Note 19).
6.3	Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (current and non-current) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as of December 31, 2025 and 2024 were as follows:

	12.31.2025	12.31.2024
Total borrowings	1,892	2,079
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,091)	(1,588)
Net debt	801	491
Total capital	4,406	3,786
Leverage ratio	18.18%	12.97%

66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas, the activities of Pampa Energía S.A. - Sucursal Dedicada Midstream RDA and direct and indirect interest in SESA and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE VI wind farms.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC, CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct and indirect interests in VMOS, Oldelval and OCP, holding activities, and other investment activities.

The Company manages its operating segment based on its individual net result in U.S. dollars.

67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	541	788	265	24	-	1,618
Revenue - foreign market	199	3	178	-	-	380
Intersegment revenue	122	1	-	-	(123)	-
Cost of sales	(613)	(450)	(429)	-	123	(1,369)
Gross profit	249	342	14	24	-	629

Selling expenses	(80)	(4)	(12)	(2)	-	(98)
Administrative expenses	(83)	(42)	(6)	(61)	-	(192)
Other operating income	49	23	19	9	-	100
Other operating expenses	(23)	(11)	(9)	(29)	-	(72)
Recovery of impairment (Impairment) of property, plant and equipment, intangible assets and inventories	(3)	55	(37)	-	-	15
Impairment of financial assets	(21)	-	-	-	-	(21)
Share of profit from associates and joint ventures	3	12	-	127	-	142
Operating income	91	375	(31)	68	-	503

Financial income	-	18	27	-	-	45
Financial costs	(101)	(46)	-	(49)	-	(196)
Other financial results	(35)	168	3	94	-	230
Financial results, net	(136)	140	30	45	-	79
Profit (Loss) before income tax	(45)	515	(1)	113	-	582

Income tax	(10)	(217)	5	18	-	(204)
Profit (Loss) of the year	(55)	298	4	131	-	378

Depreciation and amortization	292	116	6	-	-	414

68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2025	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(55)	297	4	131	-	377
Non-controlling interest	-	1	-	-	-	1

Consolidated financial position information as of December 31, 2025
Assets	2,513	3,046	147	931	(43)	6,594
Liabilities	1,737	668	73	554	(43)	2,989

Net book values of property, plant and equipment (1)	1,896	1,370	-	37	-	3,303

Additional consolidated information as of december 31, 2025
Increases in property, plant and equipment, intangible assets and right-of-use assets	1,039	66	15	12	-	1,132

(1)	Assets located in Argentina

69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	515	669	326	65	-	1,575
Revenue - foreign market	108	3	190	-	-	301
Intersegment revenue	107	-	-	-	(107)	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)
Gross profit	215	305	29	48	-	597

Selling expenses	(58)	(3)	(13)	-	-	(74)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)
Exploration expenses	(21)	-	-	-	-	(21)
Other operating income	87	35	41	12	-	175
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)
Impairment of property, plant and equipment, intangible assets and inventories	(34)	-	-	-	-	(34)
Impairment of financial assets	(10)	(46)	-	-	-	(56)
Share of profit from associates and joint ventures	-	(21)	-	167	-	146
Profit from sale of companies´ interest	-	-	-	34	-	34
Operating income	69	204	43	124	-	440

Financial income	2	8	21	1	-	32
Financial costs	(96)	(53)	(3)	(33)	-	(185)
Other financial results	(11)	183	7	32	-	211
Financial results, net	(105)	138	25	-	-	58
Profit (Loss) before income tax	(36)	342	68	124	-	498

Income tax	31	119	4	(33)	-	121
Profit (Loss) of the year	(5)	461	72	91	-	619

Depreciation and amortization	237	100	5	-	-	342

70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(5)	461	72	91	-	619

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345
Liabilities	1,583	857	109	518	(17)	3,050

Net book values of property, plant and equipment (1)	1,183	1,357	28	39	-	2,607

Additional consolidated information as of December 31, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	354	105	6	10	-	475

(1)	Assets located in Argentina

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Revenue - local market	402	648	359	14	-	1,423
Revenue - foreign market	161	-	148	-	-	309
Intersegment revenue	103	-	-	-	(103)	-
Cost of sales	(412)	(354)	(444)	-	103	(1,107)
Gross profit	254	294	63	14	-	625

Selling expenses	(49)	(2)	(15)	-	-	(66)
Administrative expenses	(74)	(50)	(6)	(55)	-	(185)
Exploration expenses	(7)	-	-	-	-	(7)
Other operating income	86	75	13	3	-	177
Other operating expenses	(32)	(27)	(7)	(22)	-	(88)
(Impairment) Recovery of impairment of property, plant and equipment, intangible assets and inventories	(38)	-	(3)	2	-	(39)
Share of profit from associates and joint ventures	-	(18)	-	16	-	(2)
Profit from sale of companies´ interest	-	-	-	9	-	9
Operating income	140	272	45	(33)	-	424

Financial income	2	2	-	7	(6)	5
Financial costs	(203)	(119)	(3)	(45)	6	(364)
Other financial results	(15)	280	15	278	-	558
Financial results, net	(216)	163	12	240	-	199
Profit (Loss) before income tax	(76)	435	57	207	-	623

Income tax	29	(225)	(27)	(95)	-	(318)
Profit (Loss) of the year	(47)	210	30	112	-	305

Depreciation and amortization	166	96	5	-	-	267

72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 7: (Continuation)

	in million of US$
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemical	Holding, Transportation and others	Eliminations	Consolidated
Total profit of the year attributable to:
Owners of the company	(47)	207	30	112	-	302
Non-controlling interest	-	3	-	-	-	3

Consolidated financial position information as of December 31, 2023
Assets	1,396	2,684	157	631	(146)	4,722
Liabilities	1,213	729	137	376	(146)	2,309

Net book values of property, plant and equipment (1)	1,138	1,345	27	34	-	2,544

Additional consolidated information as of December 31, 2023
Increases in property, plant and equipment and right-of-use assets	556	259	7	5	-	827

(1)	Assets located in Argentina

73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 8: REVENUE

	12.31.2025	12.31.2024	12.31.2023

Gas sales	463	485	432
Oil sales	267	127	121
Other sales	10	11	10
Oil and gas sales subtotal	740	623	563

Energy sales in Spot Market	281	206	196
Energy sales by supply contracts	380	356	363
Fuel supply	121	102	87
Other sales	9	8	2
Generation sales subtotal	791	672	648

Products from catalytic reforming sales	251	277	217
Styrene sales	59	71	79
Synthetic rubber sales	69	83	78
Polystyrene sales	63	83	131
Other sales	1	2	2
Petrochemicals sales subtotal	443	516	507

Technical assistance and administration services sales	24	25	14
Other sales	-	40	-
Holding, Transportation and others subtotal	24	65	14
Total revenue (1) (2)	1,998	1,876	1,732

(1)	Revenues from CAMMESA represent 34%, 31% and 33% of total revenues for the fiscal years ended December 31, 2025, 2024 and 2023, respectively, and correspond mainly to the Oil & Gas and Generation segments.

(2)	Including US$ 14.9 million, US$ 8.7 million and US$ 13.1 million in the Oil and gas segment and US$ 8.8 million, US$ 10.1 million and US$ 8.2 million in the Petrochemical segment corresponding to export duties for the years ended December 31, 2025, 2024 and 2023, respectively.

74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 9: COST OF SALES

	12.31.2025	12.31.2024	12.31.2023
Inventories at the beginning of the year	223	205	173

Plus: Charges of the year
Purchases of inventories, energy and gas	410	450	411
Salaries and social security charges	87	90	85
Employees benefits	13	19	17
Defined benefit plans	3	8	8
Works contracts, fees and compensation for services	149	128	111
Property, plant and equipment depreciation	384	328	254
Intangible assets amortization	4	4	5
Right-of-use assets amortization	17	2	1
Energy transportation	14	12	9
Transportation and freights	45	21	20
Consumption of materials	29	28	27
Penalties	2	1	2
Maintenance	62	61	47
Canons and royalties	112	97	92
Environmental control	5	6	4
Rental and insurance	23	27	31
Surveillance and security	8	6	5
Taxes, rates and contributions	5	6	7
Other	5	3	3
Total charges of the year	1,377	1,297	1,139

Less: Inventories at the end of the year	(231)	(223)	(205)
Total cost of sales	1,369	1,279	1,107

75

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2025	12.31.2024	12.31.2023
Salaries and social security charges	5	5	5
Employees benefits	-	1	1
Fees and compensation for services	2	3	3
Taxes, rates and contributions	21	15	13
Transportation and freights	68	49	43
Other	2	1	1
Total selling expenses	98	74	66

10.2 Administrative expenses

	12.31.2025	12.31.2024	12.31.2023
Salaries and social security charges	65	64	58
Employees benefits	8	11	10
Defined benefit plans	8	19	18
Fees and compensation for services	54	39	29
Compensation agreements	14	61	37
Directors' and Syndics' fees	6	6	7
Property, plant and equipment depreciation	9	8	7
Maintenance	3	3	2
Transport and per diem	2	2	2
Rental and insurance	1	3	1
Surveillance and security	1	2	1
Taxes, rates and contributions	14	14	8
Communications	1	1	1
Other	6	6	4
Total administrative expenses	192	239	185

10.3 Exploration expenses

	12.31.2025	12.31.2024	12.31.2023
Geological and geophysical expenses	-	1	-
Derecognition of unproductive wells	-	20	7
Total exploration expenses	-	21	7

76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	12.31.2025	12.31.2024	12.31.2023
Other operating income
Insurance recovery	21	7	1
Results for property, plant and equipment sale	-	11	1
Results for intangibles assets sale	5	-	-
Results for other assets sale	1	-	-
Services provided to third parties	-	-	1
Recovery of provision for contingencies	17	30	-
Expenses recovery	-	-	8
Commercial interests	14	50	70
Contractual indemnity	-	-	7
GasAr Plan	34	44	55
Export Increase Program	2	19	24
Fair value of consortiums' previous interest	-	-	7
Other	6	14	3
Total other operating income	100	175	177

Other operating expenses
Provision for contingencies	(14)	(36)	(8)
Provision for environmental remediation	(7)	(3)	(4)
Results for property, plant and equipment sale and derecognition	-	-	(2)
Results for other assets sale and derecognition	(1)	-	-
Tax on bank transactions	(24)	(19)	(18)
PAIS import tax	-	(3)	(5)
Donations and contributions	(3)	(3)	(3)
Institutional promotion	(2)	(2)	(4)
Costs of concessions agreements completion	(1)	(6)	(5)
Contractual penalty	-	-	(7)
Royalties GasAr Plan	(5)	(6)	(8)
Incident costs	(5)	-	-
Ecuador's transactional agreement	-	-	(5)
Impairment of other receivables	-	-	(5)
Other contractual expenses	-	-	(6)
Other	(10)	(10)	(8)
Total other operating expenses	(72)	(88)	(88)

77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.5 Financial results

	12.31.2025	12.31.2024	12.31.2023
Financial income
Financial interests	17	9	2
Other interests	28	23	3
Total financial income	45	32	5

Financial costs
Financial interests (1)	(139)	(145)	(304)
Commercial interests	-	(1)	(1)
Fiscal interests	(50)	(28)	(47)
Other interests	-	(6)	(4)
Bank and other financial expenses	(7)	(5)	(8)
Total financial costs	(196)	(185)	(364)

Other financial results
Foreign currency exchange difference, net	29	(11)	123
Changes in the fair value of financial instruments	202	239	444
Result from present value measurement	(3)	(7)	(10)
Result from repurchase of CB	2	(10)	1
Total other financial results	230	211	558
Total financial results, net	79	58	199

(1)	Net of US$ 6 million, US$ 8 million and US$ 21 million capitalized in property, plant and equipment for the years ended December 31, 2025, 2024 and 2023, respectively.

78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2025	12.31.2024	12.31.2023
Current tax	97	280	19
Deferred tax	105	(405)	272
Difference between previous fiscal year income tax provision and the income tax statement	2	4	27
Total income tax - Loss (Profit)	204	(121)	318

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2025	12.31.2024	12.31.2023
Profit before income tax	582	498	623
Current income tax rate	35%	35%	35%
Income tax at the statutory tax rate	204	174	218
Share of profit from companies	(50)	(52)	1
Non-taxable results	(5)	(4)	(17)
Effects of exchange differences and other results associated with the valuation of the currency, net	269	136	752
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(325)	(737)	(1,146)
Difference between income and deferred tax provision and the income tax statement	3	18	3
Effect for tax inflation adjustment	104	346	501
Non-deductible cost	5	-	9
Recovery of impairment on deferred assets	-	-	(3)
Other	(1)	(2)	-
Total income tax - Loss (Profit)	204	(121)	318

79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation	Transfers	Decreases	(Impairment) / Recovery	At the end

Lands	14	-	-	-	-	(3)	11
Buildings	204	-	-	2	-	(28)	178
Vehicles	11	1	-	-	(1)	(1)	10
Furniture and fixtures, tools and software and communication equipment	44	4	-	10	(3)	(1)	54
Thermal generation plants	1,091	-	-	117	-	80	1,288
Renewable generation plants	686	1	-	24	-	-	711
Petrochemical plants	42	5	-	5	-	(52)	-
Mining property, wells and drilling equipment	1,962	14	-	594	(14)	(2)	2,554
Drilling and work in progress	335	1,059	-	(752)	(2)	(9)	631
Other goods	1	-	-	-	-	-	1
Total at 12.31.2025	4,390	1,084	-	-	(20)	(16)	5,438
Total at 12.31.2024	4,169	472	3	-	(99)	(155)	4,390

(1)	Includes US$ 6 million and US$ 8 million capitalized in property, plant and equipment for the years ended December 31, 2025 and 2024, respectively.

80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the year (1)	Impairment (Recovery)	At the end	At 12.31.2025	At 12.31.2024

Lands	-	-	-	-	-	11	14
Buildings	(95)	-	(8)	24	(79)	99	109
Vehicles	(8)	1	(2)	1	(8)	2	3
Furniture and fixtures, tools and software and communication equipment	(37)	3	(6)	1	(39)	15	7
Thermal generation plants	(544)	-	(67)	(24)	(635)	653	547
Renewable generation plants	(78)	-	(35)	-	(113)	598	608
Petrochemical plants	(24)	-	(5)	29	-	-	18
Mining property, wells and drilling equipment	(996)	5	(270)	1	(1,260)	1,294	966
Drilling and work in progress	-	-	-	-	-	631	335
Other goods	(1)	-	-	-	(1)	-	-
Total at 12.31.2025	(1,783)	9	(393)	32	(2,135)	3,303
Total at 12.31.2024	(1,625)	57	(336)	121	(1,783)		2,607

(1)	As of December 31, 2025, segment’s composition is as follows: Oil and gas US$ 276 million, Generation US$ 111 million; and Petrochemicals US$ 6 million.

81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances that could indicate that the carrying amount of property, plant and equipment may not be recoverable, as well as the possible reversal of impairment losses in accordance with the policy described in Notes 4.8 and 6.1.1.

During 2025, measures were implemented to develop a competitive electricity market through direct demand contracting, and to promote fuel supply decentralization. In this regard, SE Resolution No. 400/25 established new rules that mainly impacted the Generation segment (see Note 2.2).

In addition, adverse market conditions were identified due to the sustained decline in petrochemical products’ selling prices in a more competitive macroeconomic environment, which affected the Petrochemicals segment.

As a result of the impairment / reversal of impairment indicators mentioned above, the Company determined the recoverable amount of the CGUs comprising the Generation and Petrochemicals segments as of December 31, 2025.

The methodology used to estimate the recoverable amount consisted of calculating the value in use of each CGU based on the present value of future net cash flows expected to be obtained from the CGU, discounted at a rate reflecting the weighted average cost of the capital used.

Oil & Gas segment

As of December 31, 2025, the Company has not identified any indicators that may affect the assumptions taken into consideration in the segment’s recoverability assessment.

However, during 2025, the Company recognized an impairment loss of US$ 2.3 million in connection with the assignment of interests in the El Tordillo, La Tapera and Puesto Quiroga areas (see Note 5.2).

It is worth highlighting that, as of December 31, 2025, the book value of the Oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

Power Generation segment

As of December 31, 2025, the recoverability assessment of the segment’s CGUs resulted in the reversal of impairment losses recorded in previous fiscal years in the amount of US$ 55.6 million at the CPB thermal power plant.

Cash flows were prepared based on estimates of the future behavior of key assumptions for the determination of the value in use, including the following: (i) spot remuneration price evolution under SE Resolution No. 400/25; (ii) energy dispatch projections; (iii) costs evolution, considering fuel self-supply; (iv) macroeconomic variables such as the inflation and exchange rates, among others; and (v) an 11.04% after-tax WACC.

82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Actual amounts obtained may differ significantly from those projected. The Company believes that any sensitivity analysis considering changes in any of the estimates considered individually may lead to distorted conclusions, resulting in an adverse impact on the Company’s results.

Petrochemicals Segment

As of December 31, 2025, the segment’s recoverability assessment resulted in the recognition of impairment losses for US$ 37 million.

Cash flows were prepared based on estimates on the future behavior of key assumptions for the determination of value in use, including the following: (i) products reference price evolution; (ii) costs evolution; (iii) macroeconomic variables such as the inflation and exchange rates, among others; and (iv) an 11.40% after-tax WACC.

Actual amounts obtained may differ significantly from those projected. The Company believes that any sensitivity analysis considering changes in any of the estimates considered individually may lead to distorted conclusions, resulting in an adverse impact on the Company’s results.

83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	Impairment	At the end

Concession agreements	2	-	-	-	2
Goodwill (1)	35	-	-	-	35
Intangible identified in acquisitions of companies	71	-	-	-	71
Digital assets	3	3	(4)	(1)	1
Total at 12.31.2025	111	3	(4)	(1)	109
Total at 12.31.2024	108	3	-	-	111

	Amortization
Type of good	At the beginning	For the year	At the end

Concession agreements	(2)	-	(2)
Intangible identified in acquisitions of companies	(14)	(4)	(18)
Total at 12.31.2025	(16)	(4)	(20)
Total at 12.31.2024	(12)	(4)	(16)

	Net book values
Type of good	At 12.31.2025	At 12.31.2024

Goodwill (1)	35	35
Intangible identified in acquisitions of companies	53	57
Digital assets	1	3
Total at 12.31.2025	89
Total at 12.31.2024		95

(1) Assigned to oil and gas segment.

84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2024	Profit (Loss)	Other comprehensive income	12.31.2025
Tax loss carryforwards	9	(7)	-	2
Property, plant and equipment	210	(115)	-	95
Trade and other receivables	1	(1)	-	-
Provisions and other non-deductible liabilities	62	(7)	-	55
Other assets	1	3	-	4
Deferred tax asset	283	(127)	-	156
Property, plant and equipment, intangible assets, right of use assets and inventories	(98)	(17)	-	(115)
Investments in companies	(9)	(1)	-	(10)
Financial assets at fair value through profit and loss	(4)	(16)	(16)	(36)
Trade and other receivables	(6)	4	-	(2)
Provisions and other non-deductible liabilities	-	(6)	-	(6)
Tax inflation adjustment	(58)	58	-	-
Deferred tax liability	(175)	22	(16)	(169)

	12.31.2023	Profit (Loss)	12.31.2024
Tax loss carryforwards	144	(135)	9
Property, plant and equipment	-	210	210
Provisions and other non-deductible liabilities	59	4	63
Other assets	-	1	1
Deferred tax asset	203	80	283
Property, plant and equipment, intangible assets and inventories	(301)	203	(98)
Investments in companies	(7)	(2)	(9)
Financial assets at fair value through profit and loss	(18)	14	(4)
Trade and other receivables	(10)	4	(6)
Tax inflation adjustment	(163)	105	(58)
Other assets	(1)	1	-
Deferred tax liability	(500)	325	(175)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2025	12.31.2024
Deferred tax asset, net	43	157
Deferred tax liability, net	(56)	(49)
Deferred tax (liability) asset	(13)	108

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2025	12.31.2024
Current
Materials and spare parts	158	160
Advances to suppliers	9	6
In process and finished products	64	57
Total (1)	231	223

(1)	It includes impairment loss as a result of the performed recoverability assessment for US$ 0.36 million and US$ 0.04 million for the years ended December 31, 2025 and 2024, according with the policy described in Note 4.11.

11.5 Provisions

	12.31.2025	12.31.2024
Non-Current
Contingencies	53	95
Asset retirement obligation and wind turbines decommisioning	29	25
Environmental remediation	18	17
Total Non-Current	100	137

Current
Asset retirement obligation and wind turbines decommisioning	5	5
Environmental remediation	4	1
Other provisions	4	4
Total Current	13	10

86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2025
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	95	30	18
Increases	13	18	5
Utilization	(2)	(1)	-
Decrease due to sale of equity interests in areas	-	(11)	-
Foreign currency exchange difference	(7)	-	-
Decreases	(46)	(2)	(1)
At the end of the year	53	34	22

	12.31.2024
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation
At the beginning of the year	109	29	17
Increases	41	8	2
Utilization	(1)	-	-
Foreign currency exchange difference	(4)	-	-
Decrease due to sale of equity interests in areas	-	(1)	-
Decreases	(50)	(6)	(1)
At the end of the year	95	30	18

	12.31.2023
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	107	27	17
Increases	15	6	3
Utilization	(4)	-	(1)
Foreign currency exchange difference	(9)	-	-
Decreases	-	(4)	(2)
At the end of the year	109	29	17

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.5.1	Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. During the month of March 2021 the province answered the complaint and the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. As of December 31, 2025, the Company maintains recorded provisions, regarding these claims, for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.2	Asset retirement obligations and wind turbines decommissioning

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3	Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious-administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

88

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

During fiscal year 2025, the Company recocognized a recovery of US$ 44 million, including interest, in relation to the following process:

-	The tax authority has challenged the tariff classification assigned and, consequently, the tax rate applied to certain gasoline exports carried out by Petrobras Argentina S.A. during the 2008–2014 period. The National Tax Court (“NTC”) issued 17 rulings favorable to the Company, 15 of which were accepted by the tax authority and, accordingly, became final and binding. For the remaining cases, the term is currently running for the tax authority to potentially appeal. However, in view of the above-described progress, the Company believes there are grounds to conclude that the related provision is not probable.

As of December 31, 2025, the Company has recorded provisions of US$ 53.5 million in relation to civil, commercial, environmental, administrative, labor, tax and customs complaints brought against the Company, including charges for judicial costs and expenses, and corresponding to atomized claims with individual unsubstantial amounts, except for the process detailed below:

-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the ICC on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consisted of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration was conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 3, 2024, the ICC Court notified the parties of the Final Award issued on April 2, 2024, resolving to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the payments that the Company receives in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed an appeal for partial annulment against the Final Award. During 2025, POSA answered the service of notice, and on July 15, 2025, and on August 27, 2025 hearings were held before the National Chamber of Appeals in Commercial Matters.

11.6 Income tax and minimum notional income tax liability

	12.31.2025	12.31.2024
Non-current
Income tax	22	69
Minimum notional income tax	4	6
Total non-current	26	75

Current
Income tax, net of witholdings and advances	83	257
Total current	83	257

89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.6.1 Income tax liability

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.” and “Telefónica”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2025, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed due to the stated reasons. The amount provisioned for the periods not prescribed and/or those without a final and conclusive judgment in favor of the Company, including compensatory interest, amounts to US$ 22 million.

In November 2025, the Company accessed a payment facility plan provided for in ARCA General Resolution No. 5,684/25, in order to partially cancel the duly recorded provision, the related liability is disclosed within tax liabilities item (see Note 11.7).

11.6.2 Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the CSJN declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for non-prescribed periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. As of December 31, 2025, the aforementioned liability amounts to US$ 4 million.

90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.7 Tax liabilities

	12.31.2025	12.31.2024
Non-current
Payment plans	212	-
Total non-current	212	-

Current
Value added tax	2	3
Personal assets tax provision	11	10
Tax withholdings to be deposited	11	8
Payment plans	14	-
Royalties	12	6
Other	6	3
Total current	56	30

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below:

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in U.S. dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in U.S. government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

As of December 31, 2025, 2024 and 2023, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2025
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	41	(4)	37
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	12	(2)	10
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(14)	1	(13)
At the end of the year	37	(5)	32

	12.31.2024
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	23	(4)	19
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	32	(6)	26
Items classified in Other comprehensive income
Actuarial (gains) losses	(4)	4	-
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(8)	2	(6)
At the end of the year	41	(4)	37

92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

	12.31.2023
	Present value of the obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	38	(4)	34
Items classified in profit or loss
Current services cost	1	-	1
Interest cost	29	(4)	25
Items classified in Other comprehensive income
Actuarial losses (gains)	7	(2)	5
Benefit payments	(3)	-	(3)
(Gains) Losses on exchange difference	(49)	6	(43)
At the end of the year	23	(4)	19

As of December 31, 2025, 2024 and 2023, the breakdown of net liabilities per type of plan is as follows: a) US$ 17 million, US$ 20 million and US$ 9 million correspond to the Pension and Retirement Benefits Plan and b) US$ 15 million, US$ 17 million and US$ 10 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2025
Less than one year	6
One to two years	3
Two to three years	3
Three to four years	4
Four to five years	3
Six to ten years	14

93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2025	12.31.2024	12.31.2023
Real discount rate	5%	5%	5%
Real wage increase rate	1%	1%	1%
Inflation rate	16%	29%	156%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2025
Discount rate: 4%
Obligation	40
Variation	3
8%

Discount rate: 6%
Obligation	34
Variation	(3)
(7%)

Real wage increase rate: 0%
Obligation	36
Variation	(1)
(3%)

Real wage increase rate: 2%
Obligation	38
Variation	1
4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2025	12.31.2024
Current
Salaries and social security contributions	5	6
Provision for vacations	8	9
Provision for gratifications and annual bonus for efficiency	23	24
Total current	36	39

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2025	12.31.2024
Current
Term deposit	-	80
Total current	-	80

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value.

12.2 Financial assets at fair value through profit and loss

	12.31.2025	12.31.2024
Non-current
Shares	33	27
Total non-current	33	27

Current
Government securities	308	692
Corporate bonds	47	110
Shares	3	37
Mutual funds	8	11
Total current	366	850

95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.3 Trade and other receivables

	Note	12.31.2025	12.31.2024
Non-Current
Related parties	16	-	4
Advances to suppliers		42	43
Prepaid expenses		1	5
Tax credits		-	8
Receivables for sale of assets		-	10
Contractual indemnity receivable		-	2
Expenses to be recovered		-	3
Other receivables		43	75
Total non-current		43	75

	Note	12.31.2025	12.31.2024
Current
Receivables		249	172
CAMMESA		118	107
Related parties	16	8	10
Impairment of financial assets		(20)	(1)
Trade receivables, net		355	288

Current
Related parties	16	4	11
Tax credits		58	8
Receivables for complementary activities		-	9
Prepaid expenses		18	3
Guarantee deposits (1)		142	130
Expenses to be recovered		3	8
Insurance to be recovered		-	1
Receivables for sale of assets		9	6
GasAr Plan		16	7
Contractual indemnity receivable		2	2
Receivable for maintenance contract		1	1
Impairment of other receivables		(1)	-
Other		7	14
Other receivables, net		259	200
Total current		614	488

(1)	Includes guarantee deposits on derivative financial instruments amounting for US$ 141 million and US$ 45 million as of December 31, 2025, and December 31, 2024, respectively.

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value. For non-current investments at amortized cost, fair values also do not differ significantly from book values.

96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The movements in the impairment of financial assets were as follows:

	Note	12.31.2025	12.31.2024	12.31.2023
At the beginning of the year	###	1	1	6
Impairment		20	55	1
Write off for utilization		-	(54)	-
Reversal of unused amounts		-	-	(1)
Foreign currency exchange difference		(1)	(1)	(5)
At the end of the year		20	1	1

The movements in the impairment of other receivables are as follows:

	Note	12.31.2025	12.31.2024	12.31.2023
At the beginning of the year	###	-	-	-
Impairment		1	-	-
At the end of the year		1	-	-

12.4 Cash and cash equivalents

	12.31.2025	12.31.2024
Cash	-	1
Banks	335	73
Term deposit	-	46
Mutual funds	390	618
Total	725	738

12.5 Borrowings

	12.31.2025	12.31.2024
Non-Current
Financial borrowings	45	32
Corporate bonds	1,799	1,341
Total non-current	1,844	1,373

Current
Financial borrowings	33	122
Corporate bonds	15	584
Total current	48	706
Total	1,892	2,079

97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

As of December 31, 2025 and 2024, the fair values of the Company’s CB amount approximately to US$ 1,833 million and US$ 1,912 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

12.5.1 Movements in borrowings:

	12.31.2025	12.31.2024	12.31.2023
Borrowings at the beginning of the year	2,079	1,448	1,613
Proceeds from borrowings	986	1,174	424
Payment of borrowings	(315)	(236)	(191)
Accrued interest	139	145	304
Payment of interests	(161)	(145)	(280)
Repurchase and redemption of CB	(837)	(313)	(6)
Result from repurchase of CB	(2)	10	(1)
Foreign currency exchange difference	(3)	(12)	(356)
Decrease for sale of subsidiaries	-	-	(80)
Borrowing costs capitalized in property, plant and equipment	6	8	21
Borrowings at the end of the year	1,892	2,079	1,448

98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2025

Corporate bonds (1)
Class 13 CB	PAMPA	US$	82	Fixed	0.00%	Dec-27	80
Class 25 CB	PAMPA	US$	105	Fixed	7.25%	Aug-28	107
Class 22 CB	PAMPA	US$	84	Fixed	5.75%	Oct-28	85
Class 21 CB	PAMPA	US$	410	Fixed	7.95%	Sep -31	412
Class 23 CB	PAMPA	US$	700	Fixed	7.88%	Dec-34	693
Class 26 CB	PAMPA	US$	450	Fixed	7.75%	Nov-37	437
							1,814
Financial loans (2)
	PAMPA	US$	15	Fixed	5.40%	Mar-26	15
	PAMPA	US$	17	Fixed	3.00%	May-26	17
	PAMPA	US$	45	Fixed	5.50%	Jan-28	46
							78
							1,892

(1)	On February 28, 2025, November 4, 2025 and December 8, 2025, the Company repaid at maturity Class 19 CB for $ 17,131 million, Class 16 CB for US$ 56 million and the second principal installment of Class 9 CB for US$ 59 million, respectively. Additionally, on January 24, 2025, May 8, 2025, June 23, 2025, December 8, 2025, and December 11, 2025, the Company early redeemed, net of repurchases, if applicable: Class 1 CB for US$ 353 million, Class 18 CB for US$ 63 million, Class 3 CB for US$ 293 million, the final principal installment of Class 9 CB for US$ 61 million and Class 20 CB for US$ 36 million.

(2)	During the fiscal year ended December 31, 2025, the Company (i) repaid net bank debt for US$ 53 million (totaling US$ 104 million net of US$ 51 million proceeds); (ii) repaid import financing for US$ 2.9 million; and (iii) took out export pre-financing for US$ 70 million, which was fully repaid. Post-closing, the Company cancelled bank debt for US$ 8 million.

99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2024

Corporate bonds (1)(2)
Class 19 CB	PAMPA		$17,131	Variable	Badlar - 1%	Feb-25	17
Class 18 CB	PAMPA	US$	68	Fixed	5.00%	Sep-25	69
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	56
Class 20 CB	PAMPA	US$	54	Fixed	6.00%	Mar-26	54
Class 9 CB	PAMPA	US$	120	Fixed	9.50%	Dec-26	123
Class 1 CB	PAMPA	US$	353	Fixed	7.50%	Jan-27	363
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	96
Class 22 CB	PAMPA	US$	84	Fixed	5.75%	Oct-28	85
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	294
Class 21 CB	PAMPA	US$	410	Fixed	7.95%	Sep -31	410
Class 23 CB	PAMPA	US$	360	Fixed	7.88%	Dec-34	358
							1,925
Financial loans (3)
	PAMPA	US$	35	Fixed	3.00%	Mar-25	36
	PAMPA	US$	40	Fixed	4.25%	Apr-25	40
	PAMPA	US$	15	Fixed	5.40%	Mar-26	15
	PAMPA	US$	25	Fixed	3.00%	May-26	26
							117
Other financial loans (4)
	PAMPA	US$	283	Variable	SOFR + 0%	Aug-25	20
	PAMPA	US$	3	Fixed	Between 9.50% and 10.25%	Between Feb-25 and Sep-25	3
	GASA	U$S	14,937	Fixed	3.25%	May-25	14
							37
							2,079

(1)Net	of repurchases for a face value of US$ 76.2 million for Class 9 CB and US$ 7.5 million for Class 3 CB.

(2)On	February 5, 2024 and June 27, 2024, the Company redeemed all its Class 17 and Class 15 CB for a total amount of $ 5,980 million and $ 18,264 million, respectively. Additionally, the Company paid at maturity the first redemption of Class 9 CB for a US$ 59 million amount net of repurchases.

(3)During	the fiscal year ended December 31, 2024, the Company repaid: (i) short-term bank net debt with local financial institutions, for $ 25,968 million; (ii) the last two principal installments of the FINNVERA Credit Facility for US$ 8 million; and (iii) net import financing for the equivalent of US$ 16 million. In addition, it borrowed US$ 130 million net from local banks.

(4)During	the fiscal year ended December 31, 2024, the Company received disbursements in the amount of US$ 223 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

100

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.5.3 Global Program of CB and frequent issuer prospectus

On April 7, 2025, the Company’s Ordinary and Extraordinary General Shareholders’ Meeting resolved to approve the increase in the amount of the CB Issuance Program, created in 2021, from US$ 2 billion to US$ 2.1 billion or its equivalent in other currencies or units of value. The increase was approved by the CNV on May 27, 2025.

The Company is registered as a frequent issuer, a status that was ratified by CNV’s Issuers’ Management Office Provision No. I-2025-32-APN-GE#CNV dated March 11, 2025. Under this Provision, the CNV also approved (i) the increase in the frequent issuer prospectus amount from US$ 0.6 billion to US$ 1.3 billion or its equivalent in other currencies or units of value; and (ii) the amendment of the prospectus’ terms and conditions to include the possibility of issuing thematic (social, green and sustainable) marketable securities, all of which was in turn approved by the Company’s Board of Directors at its meeting held on March 5, 2025.

12.5.4 Reopening of international Class 23 CB and Issuance of Class 25 CB and international Class 26 CB

On May 28, 2025, the Company reopened international Class 23 CB for a face value of US$ 340 million at a 7.875% fixed annual interest rate and an 8% yield, maturing in December 2034. As a result, the total outstanding face value amounts to US$ 700 million. The net proceeds were used to early redeem all Class 3 CB.

Subsequently, on August 6, 2025, the Company issued Class 25 CB for a face value of US$ 104.6 million, at a 7.25% fixed annual interest rate and maturing August 6, 2028.

Lastly, on November 14, 2025, the Company issued international Class 26 CB for a face value of US$ 450 million, at a 7.75% fixed annual interest rate and with an 8.125% yield, maturing in November 2037.

12.5.5 Partial Application of Proceeds – Class 26 CB

In compliance with the provisions of CNV General Resolution No. 1,095/25, the Company hereby reports, as a sworn statement, that, as of December 31, 2025, it has partially applied a total of US$ 181.2 million of the issued amount of Class 26 CB, with US$ 268.8 million remaining pending application.

Likewise, and in accordance with the use of proceeds disclosed in the issuance documents of the Class 26 CB, it is informed that such funds have been applied as follows: (i) placement agents’ fees and other issuance expenses; (ii) working capital contributions in Argentina; (iii) investments in property, plant and equipment in Argentina; and (iv) refinancing and redemption of the Company’s existing liabilities.

101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.6 Trade and other payables

	Note	12.31.2025	12.31.2024
Non-Current

Compensation agreements		70	71
Leases liability		15	11
Contractual penalty debt		-	2
Other		1	-
Other payables		86	84
Total non-current		86	84

Current
Suppliers		314	206
Customer advances		13	14
Related parties	16	29	13
Trade payables		356	233

Compensation agreements		14	12
Leases liability		21	4
Contractual penalty debt		2	2
Various creditors		4	2
Other payables		41	20
Total current		397	253

Due to the short-term nature of the trade payables and other payables, their carrying amounts do not differ significantly from their fair value. For most other non-current debts, fair values also do not significantly differ from their book values.

102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2025	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	397	141	538	119	657
Financial assets at fair value through profit and loss
Government securities	-	308	308	-	308
Corporate bonds	-	47	47	-	47
Shares	-	36	36	-	36
Mutual funds	-	8	8	-	8
Derivative financial instruments	-	52	52	-	52
Cash and cash equivalents	335	390	725	-	725
Total	732	982	1,714	119	1,833

Liabilities
Trade and other payables	470	-	470	13	483
Borrowings	1,892	-	1,892	-	1,892
Total	2,362	-	2,362	13	2,375

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	496	-	496	67	563
Financial assets at amortized cost
Term deposit	80	-	80	-	80
Financial assets at fair value through profit and loss
Government securities	-	692	692	-	692
Corporate bonds	-	110	110	-	110
Shares	-	64	64	-	64
Mutual funds	-	11	11	-	11
Derivative financial instruments	-	1	1	-	1
Cash and cash equivalents	120	618	738	-	738
Total	696	1,496	2,192	67	2,259

Liabilities
Trade and other payables	323	-	323	14	337
Borrowings	2,079	-	2,079	-	2,079
Total	2,402	-	2,402	14	2,416

The categories of financial instruments have been determined according to IFRS 9.

103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2025	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	59	-	59	-	59
Interest expenses	(139)	-	(139)	(50)	(189)
Foreign currency exchange difference, net	(79)	(48)	(127)	156	29
Changes in the fair value of financial instruments	-	202	202	-	202
Result from present value measurement	(4)	-	(4)	1	(3)
Other financial results	(5)	-	(5)	-	(5)
Total	(168)	154	(14)	107	93

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	82	-	82	-	82
Interest expenses	(146)	-	(146)	(34)	(180)
Foreign currency exchange difference, net	(23)	(30)	(53)	42	(11)
Changes in the fair value of financial instruments	-	239	239	-	239
Result from present value measurement	(2)	-	(2)	(5)	(7)
Other financial results	(15)	-	(15)	-	(15)
Total	(104)	209	105	3	108

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non Financial assets/ liabilities	Total
Interest income	75	-	75	-	75
Interest expenses	(307)	-	(307)	(49)	(356)
Foreign currency exchange difference, net	(1,035)	(560)	(1,595)	1,718	123
Changes in the fair value of financial instruments	-	444	444	-	444
Result from present value measurement	(1)	-	(1)	(9)	(10)
Other financial results	(7)	-	(7)	-	(7)
Total	(1,275)	(116)	(1,391)	1,660	269

104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets measured at fair value as of December 31, 2025 and 2024:

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	308	-	-	308
Corporate bonds	47	-	-	47
Mutual funds	8	-	-	8
Shares	5	-	31	36
Cash and cash equivalents
Mutual funds	390	-	-	390
Derivative financial instruments	-	52	-	52
Other receivables
Guarantee deposits	141	-	-	141
Total assets	899	52	31	982

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	692	-	-	692
Corporate bonds	110	-	-	110
Mutual funds	11	-	-	11
Shares	37	-	27	64
Cash and cash equivalents
Mutual funds	618	-	-	618
Derivative financial instruments	-	1	-	1
Total assets	1,468	1	27	1,496

105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract.
-	Shares: it was mainly determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the equity interest in TJSM and TMB thermal plants and Oldelval and discount rates of 16.5% and 15.1% for the thermal plants and Oldelval, respectively. The projections used were prepared based on estimates regarding the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) prices for energy traded on the spot market; (iii) prices for hydrocarbon transportation; (iv) projections of plants availability and dispatch; (v) evolution of structural costs and expenses and; (vi) macroeconomic variables such as inflation rates and exchange rates, among others. The Company recognized results arising from changes in the fair value of financial instruments classified as Level 3 under the “Other financial results” line item in the Statement of Comprehensive Income. Actual values obtained may vary significantly from those projected, mainly due to: i) the timing and magnitude of dividend distributions; ii) the timing and magnitude of energy and hydrocarbon transportation prices increases; and/or iii) costs evolution. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 12: (Continuation)

12.9 Hedge accounting

During 2025, the Company entered into forward crude oil sale contracts, without physical delivery, and designated a portion of these derivative financial instruments as cash flow hedges.

The Company applies cash flow hedge accounting to certain transactions to manage the international reference price risk associated with a specific volume of forecasted crude oil sales for the May 2025-November 2026 period, thereby ensuring stable cash flows.

As of December 31, 2025, the fair value of forward crude oil sale contracts designated as hedges amounts to a US$ 46 million asset, recognized in other comprehensive income as the hedge is effective; this amount is expected to be fully reclassified to profit or loss during the January 2026-November 2026 period, as the hedged crude oil sales are recognized in revenues.

The amount reclassified from other comprehensive income to revenue, from designated hedges, generated a US$ 15 million gain during the May - December 2025 period.

The contracts are entered into in markets or with financial institutions with high credit ratings; therefore, the Company considers that there are no significant credit risks to its operations as a result of its derivative activities.

107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2025, the share capital amounts to $ 1,364 million, including approximately $ 4 million treasury shares.

13.1.1 Share repurchase plan

Taking into consideration the market volatility and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share repurchase programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

On September 8, 2025, the Company’s Board of Directors approved a share repurchase program for up to US$ 100 million, an initial term of 120 calendar days and maximum prices of US$ 60 per ADR and $ 3,480 per common share.

During the fiscal year ended December 31, 2025, the Company directly and indirectly acquired 35 thousand shares for $ 122 million and 795 thousand ADRs for US$ 46.8 million, respectively.

As of the date of issuance of these Consolidated Financial Statements the share repurchase plan is no longer in effect and no treasury shares have been acquired under this plan subsequent to December 31, 2025.

13.1.2 Stock Compensation Plan

As of December, 31 2025, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.15).

108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 13: (Continuation)

13.2 Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the year, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2025, 2024 and 2023, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2025	12.31.2024	12.31.2023
Earning attributable to equity holders of the Company	377	619	302
Weighted average amount of outstanding shares	1,360	1,360	1,366
Basic and diluted earnings per share	0.28	0.46	0.22

13.3 Profit distributions

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or after January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

The Company may pay and distribute dividends and any other type of profits to its shareholders, except if: (i) there is an event of breach; or (ii) the Company is not in a position to incur debt under the indentures governing the Class 21, Class 23, Additional Class 23 and Class 26 CB. As of the date of issuance of these Consolidated Financial Statements, the Company has complied with all commitments set forth in the indentures governing the above-mentioned CB.

109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2025	12.31.2024	12.31.2023
Income tax	10.6	204	(121)	318
Accrued interest		139	106	283
Depreciations and amortizations	9 and 10.2	414	342	267
Share of profit from associates and joint ventures	5.1.2	(142)	(146)	2
Profit from sale of companies´ interest		-	(34)	(9)
Results for property, plant and equipment sale and derecognition	10.4	-	(11)	1
Results for intangible assets sales	10.4	(5)	-	-
(Recovery) Impairment of property, plant and equipment, intangible assets and inventories		(15)	34	39
Impairment of financial assets		21	56	-
Result from present value measurement	10.5	3	7	10
Changes in the fair value of financial instruments		(181)	(213)	(392)
Exchange differences, net		(48)	-	(190)
Result from repurchase of CB	10.5	(2)	10	(1)
Costs of concessions agreements completion	10.4	1	6	5
Contractual indemnity	10.4	-	-	(7)
Contractual penalty	10.4	-	-	7
Provision for contingecies, net	10.4	(3)	6	8
Provision for environmental remediation	10.4	7	3	4
Accrual of defined benefit plans	9 and 10.2	11	27	26
Fair value of consortiums' previous interest	10.4	-	-	(7)
Impairment of other receivables	10.4	-	-	5
Ecuador's transactional agreement	10.4	-	-	5
Expenses recovery	10.4	-	-	(8)
Compensation agreements	10.2	14	61	37
Derecognition of unproductive wells	10.3	-	20	7
Other		-	(1)	(4)
Adjustments to reconcile net profit to cash flows from operating activities		418	152	406

110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	12.31.2025	12.31.2024	12.31.2023
Increase in trade receivables and other receivables	(100)	(411)	(151)
Increase in inventories	(13)	(20)	(35)
Increase in trade and other payables	69	75	17
Increase in salaries and social security payables	10	25	20
Defined benefit plans payments	(3)	(3)	(3)
Increase in tax liabilities	22	17	27
Decrease in provisions	(10)	(19)	(7)
Income tax payment	(8)	-	-
Collection (Payments) for derivative financial instruments, net	15	-	(4)
Changes in operating assets and liabilities	(18)	(336)	(136)

14.3 Significant non-cash transactions

	12.31.2025	12.31.2024	12.31.2023
Acquisition of property, plant and equipment through an increase in trade payables	(169)	(99)	(82)
Borrowing costs capitalized in property, plant and equipment	(6)	(8)	(21)
Increase in other receivables through a decrease in financial assets at fair value through profit or loss	(131)	-	-
Collection of dividends from joint ventures through financial assets	45	-	-
Payment of borrowings through financial assets at amortized cost transfer	(9)	-	-
Increase in intangible assets through the reduction of other receivables	(3)	-	-
Increase in right-of-use assets through an increase in other liabilities	(44)	-	(13)
Decrease in financial assets at fair value through profit or loss through a decrease in income tax liability	(3)	-	-
Compensation of trade receivables through an increase in financial assets at fair value through profit and loss	-	(53)	-
Increase (Decrease) in asset retirement obligation and wind turbines decommision through property, plant and equipment	15	(5)	(5)
Credit for equity interests in areas sales	-	14	-
Increase of property, plant and equipment through exchange of assets	-	-	(25)

111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2025, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently pending labor claims:

-	Claims on considering that the index (CPI) used to update the plan benefits is ineffective to keep their “constant value”. In three of the causes, the Company obtained a favorable judgment, two of which are final, while the remaining one has been appealed by the plaintiff.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The Commercial Court of Appeals sustained the plaintiff’s appeal. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN, which was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires, this Court requested the Chamber to refer back the proceedings and ordered the hearing of the unconstitutionality appeal the Chamber had dismissed. In view of the Chamber's dismissal, the file was sent to the CSJN, which will settle the dispute over jurisdiction.

15.2 Tax claim

-	The ARCA filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million. The proceeding is in the complaint answer stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning service stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from service stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits to evaluate the possibility of reaching an agreement with some co-defendants. Subsequently, the partial agreement reached between the plaintiff and some co-defendants was ratified. On its part, the Company has requested to be severed from the proceeding as it does not currently own any service station. However, it should be noted that some service station owners (which have sued the Company), have submitted agreements entered into with the plaintiff for their ratification under the proceeding. Some of them have already been ratified —and the plaintiff was deemed to have partially waived the action and rights against the owners of these service stations and also against the Company regarding them—, whereas others are in the ratification stage.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” Association claimed from Petróleo Brasileiro S.A. a nominal amount of US$ 3,650 million as compensation for the share market value loss resulting from the “Lava Jato” operation and the so-called “Petrolão”, and sought to hold Pampa and certain directors serving during 2016 jointly and severally liable for the price paid by Pampa to acquire control of Petrobras Argentina S.A., alleging that such acquisition may have frustrated the enforcement in Argentina of a judgment potentially favorable to the plaintiff. Upon the failure to pay the arbitration fee, the Arbitration Court deemed the main action withdrawn. The plaintiff filed an extraordinary appeal before the Commercial Court of Appeals, which was ultimately denied. The plaintiff filed a complaint against this denial, which was dismissed by the CSJN in 2025, and the proceedings were concluded with a favorable outcome for the Company.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2025 where the related inflows of economic benefits are estimated to be probable by the Company.

113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 15: (Continuation)

15.5 Administrative claims

-	CTLL (currently Pampa) filed two administrative litigation complaints against the Federal Government for breach of contract, the first one for the January 2016 - March 2016 period, and the second one for the April 2016 - October 2018 period. It is requested that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements be reversed and that, subsidiarily, sustained damages be compensated. On June 13, 2025, a judgment was rendered in favor of the Company, awarding it $ 62.8 million and $ 862.9 million for the January 2016–March 2016 and April 2016–October 2018 periods, respectively, plus interest. The judgment was challenged by the Federal Government, which filed its grounds for appeal, and the Company submitted its response. On December 23, 2025, the Federal Court of Appeals in Administrative Litigation upheld the Federal Government’s appeal and reversed the first-instance judgment. On February 11, 2026, the Company filed an extraordinary appeal against such decision before the CSJN.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.
-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. Upon the expiration of the term for MECON to state its position on the RAP, the Company brought a complaint against the Federal Government, which was timely answered. The case is currently open for evidence.

15.6 Civil and Commercial Claims

-	EcuadorTLC S.A. (currently PB18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 and amendments. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	During 2025, The Company filed a claim against ENARSA for breach of the agreements entered into under the GasAr Plan framework seeking payment of certain gas supply invoices due as of February 2025 in the amount of $ 22,534 million, plus interest. The case is currently at its initial stage.

114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of December 31, 2025	Trade receivables	Other receivables	Trade payables
	Current	Current	Current
Associates and joint ventures
TGS	8	4	16
Other related parties
SACDE	-	-	13
	8	4	29

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non-current	Current	Current
Associates and joint ventures
TGS	10	4	8	11
Other related parties
SACDE	-	-	3	2
	10	4	11	13

115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees and compensation for services (3)			Other operating expenses (4)
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Associates and joint ventures
CTB	2	2	2	-	-	-	-	-	-	-	-	-
TGS	54	51	42	(98)	(76)	(53)	-	-	-	-	-	-
Transener		-	-	(5)	-		-	-		-	-
Other related parties
Fundación	-	-	-	-	-	-	-	-	-	(2)	(2)	(2)
SACDE	-	-	-	(223)	(103)	(65)	(3)	-	-	-	-	-
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	-	(1)	(1)	-	-	-
	56	53	44	(326)	(179)	(118)	(3)	(1)	(1)	(2)	(2)	(2)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas.
(2)	Correspond to natural gas transportation services and other services imputed to cost of sales for US$ 99 million, US$ 76 million and US$ 53 million and infrastructure works contracted to SACDE and Transener imputed in property, plant and equipment for US$ 227 million, US$ 103 million and US$ 65 million, of which US$ 57 million, US$ 21 million and US$ 15 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2025, 2024 and 2023, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

Operations for the year	Financial income (1)			Dividends collection			Dividends distributed
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Associates and joint ventures
CIESA	-	-	-	45	-	-	-	-	-
Citelec	-	-	-	25	-	-	-	-	-
OCP	-	-	-	-	9	-	-	-	-
TGS	1	1	2	-	-	-	-	-	-
Other related parties
EMESA	-	-	-	-	-	-	(1)	-	(1)
	1	1	2	70	9	-	(1)	-	(1)

(1) Corresponds mainly to financial leases and accrued interest on borrowings granted.

117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 16: (Continuation)

16.3 Key management personnel remuneration

The total remuneration accrued in favor of Directors and Executive Officers during the fiscal years ended December 31, 2025, 2024 and 2023 amounts to US$ 20 million (US$ 6 million for directors’ and syndics’ fees and US$ 14 million for Stock Compensation Plans and Compensation Agreements), US$ 67 million (US$ 6 million for directors’ and syndics’ fees and US$ 61 million for Stock Compensation Plans and Compensation Agreements), and US$ 44 million (US$ 7 million for directors’ and syndics’ fees and US$ 37 million for Stock Compensation Plans and Compensation Agreements), respectively.

NOTE 17: INVESTMENT COMMITMENTS

17.1 Development and evacuation projects in Vaca Muerta

Rincón de Aranda’s development

The Company focuses its investments in the development and exploitation of its unconventional oil and gas reserves in the Rincón de Aranda block in the Vaca Muerta formation. The development plan began in August 2024, with an active well drilling campaign and the construction of facilities and treatment plants. Investments are estimated to exceed US$ 1.5 billion, aiming to reach a production of 45 kbbl/day by the end of 2027.

On July 1, 2025, Pampa Energía —through its “Pampa Energía S.A. - Sucursal Dedicada Midstream RDA” Dedicated Branch, established on May 12, 2025 by the Company’s Board of Directors, submitted its application to opt into the RIGI to develop an oil and gas treatment plant at its Rincón de Aranda field. The project contemplates an estimated US$ 376 million investment, and its entry into operation is scheduled for 2026.

Transportation agreements

Pursuant to its equity interest in VMOS (see Note 5.1), the Company entered into a firm transportation agreement for 50,000 bpd, as well as storage and dispatch capacity through the project facilities (Allen–Punta Colorada section), which will enable the evacuation of incremental production from the Rincón de Aranda block.

The above evacuation capacity is supplemented by the firm transportation agreement entered into with Oldelval in 2022, providing 6,302 bpd of dispatch capacity on the Allen–Puerto Rosales pipeline section, effective through the end of the term of Oldelval’s transportation concession in 2037. Additionally, the Company entered into an agreement with Oiltanking Ebytem to increase dispatch capacity by 6,302 bpd and storage capacity by 37,789 barrels, exclusively for crude oil exports.

Lastly, in 2024, the Company entered into a firm transportation agreement with YPF S.A. for the Loma Campana-Allen pipeline section, providing transportation capacity of 6,302 bpd in Phase 1 and 56,608 bpd in Phase 2.

118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 17: (Continuation)

17.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2027 for an estimated total amount of US$ 43 million, including commitments associated with the participations detailed in Note 5.2.

NOTE 18: INCIDENTS AT HINISA

On January 11, 2025, there was a strong storm in San Rafael, Province of Mendoza, with rainfall exceeding historical records causing an extraordinary flooding of the Atuel River, inflicting serious damage along the Atuel Canyon. The affected facilities included the Nihuil II and III plants, which, severely damaged, were forced out of service.

HINISA completed the clean-up and remediation works at the power plants on October 2, 2025, and currently continues working on repairs to perimeter and building enclosures and the conditioning of the high-voltage transmission system and the power supply for auxiliary services within the plants. In addition, HINISA completed the sorting of materials and tools recovered from the incident, and their disposition concluded in December 2025.

In addition, HINISA and the insurance companies have engaged Hidronor Ingeniería y Servicios S.A. and Restore Mitigation Services, respectively, to carry out the process of identifying and assessing damage to the affected equipment. The resulting reports were received by HINISA and submitted to the Granting Authority.

During the year ended December 31, 2025, HINISA recorded US$ 5 million losses corresponding to incident-related costs.

In addition, HINISA continued proceedings with the adjusters appointed by the insurance companies and, as of December 31, 2025, has received advance payments of US$ 7.1 million, recognized under the insurance recovery line item, to carry out the cleaning and remediation tasks necessary to determine the final damages and costs. Moreover, HINISA is negotiating an additional US$ 2.4 million advance applicable to loss of profit coverage.

As of the date of issuance of these Consolidated Financial Statements, the final cost of the incident and the amount of insurance proceeds have not yet been assessed by HINISA.

NOTE 19: LEASES

19.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2025 and 2024 is disclosed below:

119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.1 Right of use assets

	Original values
Type of good	At the beginning	Increases	Decreases	Transfers	At the end
Machinery and equipment	25	45	(6)	-	64
Total at 12.31.2025	25	45	(6)	-	64
Total at 12.31.2024	33	-	-	(8)	25

	Amortization
Type of good	At the beginning	For the year	Decreases	At the end
Machinery and equipment	(14)	(17)	3	(28)
Total at 12.31.2025	(14)	(17)	3	(28)
Total at 12.31.2024	(12)	(2)	-	(14)

	Net book values
Type of good	At 12.31.2025	At 12.31.2024
Machinery and equipment	36	11
Total at 12.31.2025	36
Total at 12.31.2024		11

120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.1.2 Lease liabilities

	12.31.2025	12.31.2024
At the beginning of the year	15	18
Increases	45	-
Result from measurement at present value (1)	3	2
Decrease due to sale of equity interests in areas	(2)	-
Transfers	-	(1)
Reversal of unused amounts	(1)	-
Payments	(24)	(4)
At the end of the year	36	15

(1) Included in Other financial results.

As of December 31, 2025 and 2024, this liability is disclosed under Other current payables in the amounts of US$ 21 million and US$ 4 million and Other non-current payables for US$ 15 million and US$ 11 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2025
Less than three months	6
Three months to one year	15
One to two years	7
Two to three years	2
Three to four years	2
Four to five years	2
More than five years	10
Total	44

19.1.3 Short-term or low value leases

As of December 31, 2025, 2024 and 2023, the Company has recognised costs and administrative expenses in the amounts of US$ 5 million, US$ 4 million and US$ 6 million respectively, on account of lease payments associated with short-term leases.

121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 19: (Continuation)

19.2 Lessor

19.2.1 Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016 and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2025 and 2024, this receivable is disclosed under Other current receivables in the amounts of US$ 4 million and US$ 7 million, respectively and under Other non-current receivables in the amount of US$ 4 million as of December 31, 2024.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2025
Less than three months	2
Three months to one year	2
Total	4

19.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2025 are detailed below:

12.31.2025
Three months to one year	1
Total	1

Total income from operating leases amounts to US$ 1 million for each of the fiscal years ended December 31, 2025, 2024 and 2023.

122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 20: TERMINATION OF HYDROELECTRIC CONCESSIONS

On June 1, 2024, the HINISA concession contract expired. Through Executive Orders No. 1,021/24 and 1,085/24 and SE Resolutions No. 98/24 and 383/24, the Province of Mendoza and the SE established a 12-month transition period for HINISA’s concession.

On October 19, 2024, HIDISA’s concessions —one for the assets and the use of water resources, granted by the Province of Mendoza, and the other for the generation of electric power, granted by the Federal Government— expired. Through Executive Order No. 2,096/24, the Province of Mendoza set a 12-month transition period. At the national level, through SCEyM Resolution No. 01/24, the Secretariat of Energy and Mining Coordination established a transition period until June 1, 2025.

On March 8, 2025, the Federal Government and the province of Mendoza signed an agreement to jointly conduct the national and international open call for tenders for the concession of the Diamante and Nihuiles Hydroelectric Complexes as a single business unit. The coordination and execution of this tender process was delegated to the Public Enterprises Transformation Agency, which, within a maximum 60 business days’ period, would transfer 51% of the share package of the company becoming the concessionaire and owner of the assets.

On May 26, 2025, Provincial Law No. 9,630 was published, declaring a state of emergency for the Los Nihuiles Hydroelectric System over a 14-month period from its enactment. The Law provides for the continuity of the transition period until verification of compliance with the obligations arising from the concession contract with HINISA, without prejudice to any authorizations that must be granted by the Federal Government.

It is worth highlighting that HINISA has fully and timely complied with its obligations throughout the term of the concession contract and the transition period; and that, as of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued any statement or granted the required authorizations.

In these circumstances, at the end of the contractual transition period on June 1, 2025, HINISA notified both the Ministry of Energy and Environment of the Province of Mendoza and the SE that the extension of the transition period beyond the term stipulated in the contract requires an agreement with the concessionaire. However, to protect the concession’s assets, avoid affecting the supply of electricity in the WEM and ensure the safety of property and persons, HINISA informed that it would continue operating the Los Nihuiles Hydroelectric Complex, without this implying consent to any unilateral extension of the transition period, the assumption of additional obligations or responsibilities, or the waiver of its rights.

Finally, it is worth highlighting that HINISA is willing to proceed with the assets’ handover as soon as the competent authorities so decide and/or to execute the necessary agreements given this extraordinary situation.

On the other hand, on June 5, 2025, SE Resolution No. 240/25 extended HIDISA’s concession transition period until October 19, 2025. On October 20, 2025, through SE Resolution No. 398/25, it was proposed HIDISA to opt into the concession extension until June 30, 2026, subject to the terms of the original agreement and new provisions, including, among others, the update of guarantees, the waiver of claims against the Government arising from changes in the remuneration scheme, and the payment of royalties to the Province of Mendoza. On November 19, 2025, HIDISA confirmed its opt-in, proposing certain amendments, which, as of the date of issuance of these Consolidated Financial Statements, have not been challenged by the SE.

123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 21: DOCUMENTATION KEEPING

In compliance with CNV General Resolution No. 629/14, the Company, infoms having sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 22: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2025.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	23,993	23,055	32,972	17,525	56,965	40,580

Total at 12.31.2025	23,993	23,055	32,972	17,525	56,965	40,580

(1) In thousands of barrels.

(2) In millions of cubic meters.

124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025, 2024 and 2023 (Continuation) (in millions of US$ – unless otherwise stated)

NOTE 23: SUBSEQUENT EVENTS

RIGI amendment

Pursuant to Executive Order No. 105/26, dated February 19, 2026, the deadline to apply for the RIGI was extended until July 8, 2027. In addition, the decree expanded the list of eligible projects to include, among others: (i) the construction of infrastructure for the collection, treatment, processing, fractionation, and liquefaction of natural gas, as well as the transportation of natural gas intended for the export of liquefied natural gas; (ii) the exploration and production of new onshore liquid and gaseous hydrocarbon developments located in areas that, at the time of submitting the application for adhesion, do not have existing investments in exploration or production activities; and (iii) the exploration and production of new offshore liquid and gaseous hydrocarbon developments. Additionally, it set a minimum investment threshold of US$ 600 million for onshore developments and US$ 200 million for offshore developments.

Where activities not covered by the RIGI coexist within the same hydrocarbon area, segregation and traceability must be ensured through independent measurement systems and the VPU must be the exclusive owner of the assets, rights, and operations associated with the RIGI-eligible project.

125